                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                ______________

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)
     TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER

                         THE SMITHFIELD COMPANIES, INC.
                                (Name of Issuer)

                         THE SMITHFIELD COMPANIES, INC.
                             SMITHFIELD FOODS, INC.
                              SF INVESTMENTS, INC.
                             TSCI ACQUISITION, INC.
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   832245104
                     (CUSIP Number of Class of Securities)

        Richard S. Fuller                                 Michael H. Cole, Esq.
  The Smithfield Companies, Inc.                         Smithfield Foods, Inc.
        311 County Street                                 200 Commerce Street
 Portsmouth, Virginia 23704-3716                      Smithfield, Virginia 23430
          (757) 399-3100                                    (757) 365-3000

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                With Copies to:

Bernard C. Baldwin, III, Esq.                           Gary E. Thompson, Esq.
   Edmunds & Williams, P.C.                                Hunton & Williams
       800 Main Street                                    951 E. Byrd Street
         P.O. Box 958                                  Richmond, Virginia 23219
  Lynchburg, Virginia 24505                                 (804) 788-8200
        (804) 846-9000

This statement is filed in connection with (check the appropriate box):

          a.      [X]       The filing of solicitation materials or an
                            information statement subject to Regulation
                            14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934, as amended.

          b.      [_]       The filing of a registration statement under
                            the Securities Act of 1933, as amended.

          c.      [_]       A tender offer.

          d.      [_]       None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

               Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           CALCULATION OF FILING FEE

Transaction Value*                                 Amount of Filing Fee
------------------                                 --------------------
   $17,974,041                                            $3,595

* For purposes of calculating the fee only: Assumes the purchase of 2,114,593 shares of Smithfield Companies common stock, no par value, at $8.50 per share in cash.

[X] Check the box if any of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,595 (in connection with a transaction having a transaction value of $17,974,041)
Filing Party:  The Smithfield Companies, Inc.
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Date Filed: May 11, 2001

          This Transaction Statement on Schedule 13E-3 (this "Statement") is filed by The Smithfield Companies, Inc., a Virginia corporation ("Smithfield Companies"), Smithfield Foods, Inc., a Virginia corporation ("Smithfield Foods"), SF Investments, Inc., a Virginia corporation and a wholly owned subsidiary of Smithfield Foods ("SF Investments"), and TSCI Acquisition, Inc., a Virginia corporation and wholly owned subsidiary of Smithfield Foods ("Acquisition"), relating to the merger (the "Merger") of Acquisition with and into Smithfield Companies, with Smithfield Companies continuing as the surviving entity. The Merger will be effected pursuant to the Agreement and Plan of Merger, dated as of April 30, 2001 (the "Merger Agreement"), by and among Smithfield Companies, Smithfield Foods and Acquisition. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, no par value, of Smithfield Companies ("Smithfield Companies Common Stock"), will be converted into the right to receive $8.50 in cash (less applicable withholding taxes), other than shares held by Smithfield Foods, Acquisition or shareholders who have perfected their dissenters' rights under Virginia law, without any interest thereon.

          Concurrently with the filing of this Statement, Smithfield Companies has filed with the Commission, pursuant to Rule 101(a)(iii) of Regulation S-T and Rule 14a-6(a) of Regulation 14A, Amendment No. 1 to its preliminary proxy statement (the "Proxy Statement") and related solicitation materials under cover of Schedule 14A in connection with the special meeting of holders of Smithfield Companies Common Stock to be convened to enable such holders to vote upon the approval of the Merger Agreement (and the transactions contemplated thereby).

          A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A. All of the information in this Statement and in the Proxy Statement concerning Smithfield Companies was supplied by Smithfield Companies and all of the information herein and therein concerning Smithfield Foods and Acquisition was supplied by Smithfield Foods.

          The information in the Proxy Statement, including all appendices thereto, is incorporated herein by reference and the responses to each item of this Statement are qualified in their entirety by such disclosures in the Proxy Statement.

          SF Investments owns 19.2% of Smithfield Companies Common Stock. By virtue of such ownership, Smithfield Foods, SF Investments and Acquisition may be deemed to be "affiliates" of Smithfield Companies for the purposes of Rule 13e-3 promulgated under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Smithfield Companies, Smithfield Foods, SF Investments and Acquisition do not believe that an "affiliate" relationship exists between Smithfield Foods, SF Investments, Acquisiton, or any of them, and Smithfield Companies and disclaim such a relationship. Smithfield Foods believes that the facts surrounding the relationship of the parties indicate that Smithfield Foods, SF Investments and Acquisition do not exercise any power to direct or cause the direction of the management and policies of Smithfield Companies, whether through the ownership of voting securities, by contract, or otherwise. Such facts include the following:

          . Approximately 57.6 percent of Smithfield Companies Common Stock is held by three directors and officers of Smithfield Companies, who are wholly unrelated to Smithfield Foods, SF Investments or Acquisition;

          . The shares of Smithfield Companies Common Stock held by SF Investments are of the same class and have identical rights and preferences as the Smithfield Companies Common Stock held by all other Smithfield Companies shareholders;

          . SF Investments has no additional rights, pursuant to Smithfield Companies' charter or bylaws, by contract or otherwise, to elect or influence the election or control of Smithfield Companies' board of directors, nor has it ever attempted to obtain any such rights;

          . SF Investments has never nominated a director to Smithfield Companies' board of directors;

          .  No interlocking directorships exist among the companies;

          . SF Investments has no rights to appoint, or influence the appointment of, any of Smithfield Companies' officers, nor has it ever attempted to obtain any such rights;

          . SF Investments has no relationships with the management of Smithfield Companies and no management contracts exist between SF Investments and the management of Smithfield Companies;

          . At all times that SF Investments has been a beneficial holder of Smithfield Companies Common Stock, Smithfield Companies has maintained in effect a shareholder rights plan that limits the ability of any owner of 20 percent or more of Smithfield Companies Common Stock (including SF Investments) from acquiring direct or indirect beneficial ownership of additional shares or taking certain actions intended to change the composition of Smithfield Companies' board of directors; and

          . SF Investments and Smithfield Companies have no business contacts, other than certain insignificant purchases by Smithfield Companies of raw materials from Smithfield Foods in the ordinary course of business and on arm's length terms and conditions.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section titled "SUMMARY TERM SHEET FOR THE MERGER" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The information set forth on the Cover Page and in the section titled "THE COMPANIES-The Smithfield Companies, Inc." of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth on the Cover Page and in the section titled "THE SPECIAL MEETING-Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

     (c) and (d) The information set forth in the section titled "COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION" of the Proxy Statement is incorporated herein by reference.

     (e) and (f) The information set forth in the section titled "SPECIAL FACTORS-Public Offerings and Repurchases of Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSONS.

          (a) The information set forth on the Cover Page and in the sections titled "THE COMPANIES;" "THE SPECIAL MEETING - Record Date and Voting;" "SMITHFIELD FOODS' DIRECTORS AND EXECUTIVE OFFICERS" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" of the Proxy Statement is incorporated herein by reference.

          (b) and (c) The information set forth in the sections titled "THE COMPANIES-Smithfield Foods, Inc.; -TSCI Acquisition, Inc.;" "SMITHFIELD FOODS' DIRECTORS AND EXECUTIVE OFFICERS" and "SMITHFIELD COMPANIES' DIRECTORS AND EXECUTIVE OFFICERS" of the Proxy Statement is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          (a) The information set forth in the sections titled "SUMMARY TERM SHEET FOR THE MERGER;" "THE SPECIAL MEETING-Record Date and Voting;" "SPECIAL FACTORS-Background of the Merger; -Our Reasons for the Merger - Recommendation of Our Board; -Benefits and Detriments of the Merger to Smithfield Companies and Smithfield Companies Shareholders; -Material Federal Income Tax Consequences; - Accounting Treatment" and "THE MERGER AGREEMENT-Merger Consideration; - Treatment of Stock Options" of the Proxy Statement is incorporated herein by reference, and Appendix A to the Proxy Statement "Agreement and Plan of Merger" is also incorporated herein by reference.

          (c) The information set forth in the sections titled "THE SPECIAL MEETING-Voting by Participants in Smithfield Companies Employee Stock
Ownership Plan;" "SPECIAL FACTORS-Interests of Smithfield Companies' Directors and Officers in the Merger; - Dissenters' Rights;" "THE MERGER AGREEMENT-Treatment of Stock Options;" "VOTING AGREEMENTS" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" of the Proxy Statement is incorporated herein by reference.

          (d) and (e) The information set forth in the section titled "SPECIAL FACTORS-Dissenters' Rights" of the Proxy Statement is incorporated herein by reference, and Appendix D to the Proxy Statement "Article 15 of the Virginia Stock Corporation Act" is also incorporated herein by reference.

          (f) Not applicable.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a) The information set forth in the sections titled "SUMMARY TERM SHEET FOR THE MERGER;" "SPECIAL FACTORS-Background of the Merger; -Interests of Smithfield Companies' Directors and Officers in the Merger;" "VOTING AGREEMENTS" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" of the Proxy Statement is incorporated herein by reference.

          (b) and (c) The information set forth in the section titled "SPECIAL FACTORS-Background of the Merger" of the Proxy Statement is incorporated herein by reference.

          (e) The information set forth in the sections titled "SUMMARY TERM SHEET FOR THE MERGER;" "THE SPECIAL MEETING-Voting by Participants in Smithfield Companies Employee Stock Ownership Plan;" "SPECIAL FACTORS-Background of the Merger; -Interests of Smithfield Companies' Directors and Officers in the Merger; -Amendment of our Rights Agreement;" "THE MERGER AGREEMENT-Treatment of Stock Options;" "VOTING AGREEMENTS" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" of the Proxy Statement is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (b) and (c)(1)-(8) The information set forth in the section titled "SPECIAL FACTORS-Smithfield Foods' Plans for Smithfield Companies After the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (a)-(d) The information set forth in the sections titled "SPECIAL FACTORS-Background of the Merger; -Our Reasons for the Merger - Recommendation of Our Board; -Smithfield Foods' Plans for Smithfield Companies After the Merger; -Smithfield Foods' Reasons for the Merger; -Benefits and Detriments of the Merger to Smithfield Companies and Smithfield Companies Shareholders; -Material Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

          (a) and (b) The information set forth in the sections titled "SPECIAL FACTORS-Our Reasons for the Merger - Recommendation of Our Board; -Opinion of Our Financial Advisor;" and "SPECIAL FACTORS - Position of Smithfield Foods as to the Fairness of the Merger" of the Proxy Statement is incorporated herein by reference, and Appendix B to the Proxy Statement "Opinion of Ewing Monroe Bemiss & Co." is also incorporated herein by reference.

          (c) The information set forth on the Cover Page and in the section titled "THE SPECIAL MEETING-Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

          (d) The information set forth in the sections titled "SPECIAL FACTORS-Our Reasons for the Merger - Recommendation of Our Board; -Opinion of Our Financial Advisor; -Interests of Smithfield Companies' Directors and Officers in the Merger; -Dissenters' Rights" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" of the Proxy Statement is incorporated herein by reference.

          (e) The information set forth in the sections titled "SPECIAL FACTORS-Our Reasons for the Merger - Recommendation of Our Board; -Interests of Smithfield Companies' Directors and Officers in the Merger" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" of the Proxy Statement is incorporated herein by reference.

          (f) Not applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          (a)-(c) The information set forth in the sections titled "SPECIAL FACTORS-Our Reasons for the Merger - Recommendation of Our Board; -Opinion of Our Financial Advisor" of the Proxy Statement is incorporated herein by reference, and Appendix B to the Proxy Statement "Opinion of Ewing Monroe Bemiss & Co." is also incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth in the section titled "SPECIAL FACTORS-Merger Financing; Source and Amount of Funds" of the Proxy Statement is incorporated herein by reference.

          (b) Not applicable.

          (c) The information set forth in the sections titled "SPECIAL FACTORS-Fees and Expenses" and "THE SPECIAL MEETING - How You May Revoke or Change Your Vote" of the Proxy Statement is incorporated herein by reference.

          (d) Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) and (b) The information set forth in the sections titled "SPECIAL FACTORS-Interests of Smithfield Companies' Directors and Officers in the Merger;" "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS" and "SMITHFIELD FOODS' DIRECTORS AND EXECUTIVE OFFICERS" of the Proxy Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

          (d) The information set forth in the section titled "VOTING AGREEMENTS" of the Proxy Statement is incorporated herein by reference.

          (e) The information set forth in the sections titled "SPECIAL FACTORS-Our Reasons for the Merger - Recommendation of Our Board; -Position of Smithfield Foods as to the Fairness of the Merger" and "VOTING AGREEMENTS" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

          (a) The information set forth in the sections titled "SELECTED HISTORICAL FINANCIAL INFORMATION" and "WHERE YOU CAN FIND MORE INFORMATION" of the Proxy Statement is incorporated herein by reference. The Consolidated Balance Sheets, Statements of Income and Statements of Cash Flows and notes thereto contained in the following Smithfield Companies SEC filings are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended March 31, 2000, as filed on June 27, 2000; (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000, as filed on August 14, 2000; (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, as filed on November 14, 2000; and (iv) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000, as filed on February 5, 2001.

          (b) Not Applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) and (b) The information set forth in the section titled "THE SPECIAL MEETING-How You May Revoke or Change Your Vote" of the Proxy Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

          (b) The information set forth in the section titled "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 16.      EXHIBITS.

     Exhibits

     (a)(1) Preliminary Proxy Statement on Schedule 14A, as amended, of The Smithfield Companies, Inc., including all appendices thereto, and related Notice of Special Meeting of Shareholders.

     (b)     Not applicable.

     (c)(1) Opinion of Ewing Monroe Bemiss & Co. (incorporated herein by reference to Appendix B to the Proxy Statement).

     (d)(1) Agreement and Plan of Merger, dated as of April 30, 2001, by and among Smithfield Foods, Inc., TSCI Acquisition, Inc., and The Smithfield Companies, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).

     (d)(2) Form of Voting Agreement (incorporated herein by reference to Appendix C to the Proxy Statement).

     (f)(1) Article 15 of the Virginia Stock Corporation Act (incorporated herein by reference to Appendix D to the Proxy Statement).

     (g)     None.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2001


                              THE SMITHFIELD COMPANIES, INC.


                              By: /s/ Richard S.Fuller
                                 ----------------------------
                                  Name:  Richard S. Fuller
                                  Title:  President and Chief Executive Officer


                              SMITHFIELD FOODS, INC.


                              By: /s/  C. Larry Pope
                                 ----------------------------
                                  Name:  C. Larry Pope
                                  Title:  Vice President Chief Financial Officer


                              SF INVESTMENTS, INC.


                              By: /s/  Michael H. Cole
                                 ----------------------------
                                  Name:  Michael H. Cole
                                  Title:  Vice President


                              TSCI ACQUISITION, INC.

                              By: /s/  Michael H. Cole
                                 ----------------------------
                                  Name:  Michael H. Cole
                                  Title:  Vice President

                                 EXHIBIT INDEX

Exhibit Number  Description of Exhibit                     Filing Method
--------------  -----------------------                    -------------
(a)(1)          Preliminary Proxy Statement on Schedule    Filed herewith
                14A, as amended, of The Smithfield
                Companies, Inc., including all appendices
                thereto, and related Notice of Special
                Meeting of Shareholders

(c)(1)          Opinion of Ewing Monroe Bemiss & Co.       Incorporated herein by
                                                           reference to Appendix B to the
                                                           Proxy Statement

(d)(1)          Agreement and Plan of Merger, dated as of  Incorporated herein by
                April 30, 2001, by and among Smithfield    reference to Appendix A to the
                Foods, Inc., TSCI Acquisition, Inc., and   Proxy Statement
                The Smithfield Companies, Inc.

(d)(2)          Form of Voting Agreement                   Incorporated herein by
                                                           reference to Appendix C to the
                                                           Proxy Statement

(f)(1)          Article 15 of the Virginia Stock           Incorporated herein by
                Corporation Act                            reference to Appendix D to the
                                                           Proxy Statement

                                 SCHEDULE 14A

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No. 1)

Filed by Registrant [X]

Filed by a Party other than Registrant [_]

Check the appropriate box:

[X]  Preliminary Proxy Statement

[_]  Confidential, for Use of the
     Commission Only (as permitted by
     Rule 14a-6(e)(2))

[_]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material Under Rule 14a-12

                        THE SMITHFIELD COMPANIES, INC.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

                                      N/A
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[_]  No fee required.

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.


     (1) Title of each class of securities to which transaction applies:

     -------------------------------------------------------------------------


     (2) Aggregate number of securities to which transaction applies:

     -------------------------------------------------------------------------


     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     -------------------------------------------------------------------------


     (4) Proposed maximum aggregate value of transaction:

     -------------------------------------------------------------------------


     (5) Total fee paid:

     -------------------------------------------------------------------------

[X]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount previously paid:

     -------------------------------------------------------------------------


     (2) Form, Schedule or Registration Statement No.:

     -------------------------------------------------------------------------


     (3) Filing Party:

     -------------------------------------------------------------------------


     (4) Date Filed:

     -------------------------------------------------------------------------

                          PRELIMINARY COPY SUBJECT TO
                        COMPLETION, DATED JUNE 1, 2001

                  [The Smithfield Companies, Inc. Letterhead]


To Our Shareholders:

     You are cordially invited to attend a special meeting of shareholders of The Smithfield Companies, Inc. to be held at ____________ on _________, _________, 2001, at [11:00 a.m.], local time.

     At the special meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 30, 2001, between The Smithfield Companies, Inc., Smithfield Foods, Inc., and TSCI Acquisition, Inc., a wholly-owned subsidiary of Smithfield Foods, Inc. If the merger contemplated by the merger agreement is completed, Smithfield Companies will become a wholly-owned subsidiary of Smithfield Foods and you will receive $8.50 in cash for each of your shares of our common stock.

     Your board of directors has determined that the merger is fair to and in the best interests of The Smithfield Companies, Inc. and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

     The accompanying notice of special meeting and proxy statement explain the proposed merger and provide specific information concerning the special meeting. Please read these materials carefully.

     Certain of our shareholders have agreed to vote all shares of our common stock over which they exercise voting control for approval of the merger agreement. When combined with the shares of our common stock held by a subsidiary of Smithfield Foods, the holders of approximately 77 percent of our common stock have agreed to vote their shares for approval of the merger agreement. Accordingly, we expect that the merger agreement will be approved at the special meeting, without the votes of any additional shareholders. Nevertheless, I urge you to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting.

     On behalf of your board of directors, I thank you for your support and urge you to vote for approval of the merger agreement.


                                      /s/ Richard S. Fuller

                                      President and Chief Executive Officer

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
            SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS
      TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION,
        OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS
       DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This proxy statement is dated _________, 2001, and is first being mailed to shareholders on or about _________, 2001.

                  [The Smithfield Companies, Inc. Letterhead]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON __________, 2001

To Our Shareholders:

     A special meeting of shareholders of The Smithfield Companies, Inc. will be held on _________, 2001, at [11:00 a.m.], local time, at _____________________
for the following purposes:

     1. to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 30, 2001, among The Smithfield Companies, Inc., Smithfield Foods, Inc. and a wholly-owned subsidiary of Smithfield Foods providing for the merger of the subsidiary of Smithfield Foods with and into Smithfield Companies; and

     2. to transact any other business as may properly come before the special meeting or any adjournment thereof.

     Your board of directors has fixed _________, 2001, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting or any adjournments thereof. You may vote only if you were a shareholder of record on __________, 2001. Approval of the merger proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of our common stock.

     Your attention is directed to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the special meeting.


                                  By Order of the Board of Directors,

                                  /s/ Peter D. Pruden, III

                                  Peter D. Pruden, III, Secretary

Portsmouth, Virginia
_________, 2001

--------------------------------------------------------------------------------

                               IMPORTANT NOTICE

 Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card as soon as possible in the postage paid envelope provided.

  YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER
                       AGREEMENT AT THE SPECIAL MEETING.

           YOU SHOULD NOT SEND ANY STOCK CERTIFICATES AT THIS TIME.
                      ---

--------------------------------------------------------------------------------

                       SUMMARY TERM SHEET FOR THE MERGER

     This summary term sheet for the merger highlights selected information from this proxy statement regarding the merger and the merger agreement, and may not contain all of the information that is important to you as a Smithfield Companies shareholder. Accordingly, we encourage you to carefully read this entire document and the documents to which we have referred.

THE PROPOSED TRANSACTION

     THE PROPOSAL (PAGE __). You are being asked to consider and vote upon a proposal to approve the agreement and plan of merger (which we sometimes refer to as the "merger agreement") that provides for Smithfield Companies to be acquired by Smithfield Foods.

     WHAT YOU WILL RECEIVE (PAGE __). Upon completion of the merger, you will receive $8.50 in cash for each of your shares of our common stock, unless you properly dissent.

     THE ACQUIROR (PAGE __). Smithfield Foods, Inc., a Virginia corporation, is the world's largest pork processor and hog producer. Smithfield Foods is headquartered in Smithfield, Virginia.

RECOMMENDATION OF OUR BOARD (PAGE __)

     Our board of directors has determined by a unanimous vote that the merger is fair to and in the best interests of Smithfield Companies and its shareholders and has approved the merger agreement and the merger. Our board of directors recommends that you vote FOR approval of the merger agreement at the special meeting.

OPINION OF EWING MONROE BEMISS & CO. (PAGE __ AND APPENDIX B)

     On April 25, 2001, Ewing Monroe Bemiss & Co., our board of directors' financial advisor, delivered to our board of directors an opinion, which was confirmed in a written opinion dated April 30, 2001. Ewing Monroe's opinion provided that, as of the date of its opinion and based on and subject to the matters and various assumptions and limitations stated in the opinion, the $8.50 per share cash consideration to be received by the holders of our shares of common stock pursuant to the merger agreement was fair to those holders from a financial point of view.

     Ewing Monroe provided its advisory services and its opinion for the information and assistance of our board of directors in connection with its consideration of the merger. Ewing Monroe's opinion is not a recommendation as to how you should vote at the special meeting, and should not be relied upon by you as a recommendation. THE FULL TEXT OF THE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT, AND YOU ARE URGED TO, AND
               ----------
SHOULD, READ THE OPINION IN ITS ENTIRETY.

THE SPECIAL MEETING

     DATE, TIME AND PLACE (PAGE __). The special meeting will be held on _________, 2001, at [11:00 a.m.], local time, at _____________________________.

     REQUIRED VOTE AND VOTING AGREEMENTS (PAGE __ AND APPENDIX C). Approval of the merger requires the affirmative vote of the holders of more than two-thirds of our outstanding shares of common stock. Certain of our shareholders have agreed to vote all shares of our common stock over which they exercise voting control for approval of the merger agreement. When combined with the shares of our common stock held by a subsidiary of Smithfield Foods, the holders of approximately 77 percent of our common stock have agreed to vote their shares for approval of the merger agreement. Accordingly, we expect that the merger agreement will be approved at the special meeting, without the votes of any additional shareholders. The form of the voting agreements is attached as Appendix C to this proxy statement.
----------

     WHO MAY VOTE (PAGE __). You are entitled to vote at the special meeting if you owned shares of our common stock at the close of business on _________, 2001, the record date for the special meeting. On the record date, [2,114,593] shares of our common stock were outstanding and entitled to be voted.

     HOW YOU CAN VOTE (PAGE __). You can vote in the following ways:

     . Voting by Mail. If you choose to vote by mail, simply complete your proxy, date and sign it, and return it in the postage paid envelope provided, or

     . Voting in Person. You can also vote by appearing and voting in person at the special meeting.

     You can revoke your proxy at any time before it is voted at the special meeting by:

     .   giving written notice of revocation to our Secretary,

     .   submitting a later dated proper written proxy, or

     .   attending the special meeting and voting in person.

THE MERGER

     THE STRUCTURE AND EFFECTIVE TIME (PAGE __). Upon the terms and conditions of the merger agreement, a wholly-owned subsidiary of Smithfield Foods will merge with and into Smithfield Companies. Smithfield Companies will remain in existence as a wholly-owned subsidiary of Smithfield Foods. Smithfield Companies shareholders will have no equity interest in Smithfield Companies or Smithfield Foods after the merger.

     MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE __). The merger will be a taxable transaction to you. For United States federal income tax purposes, you will generally recognize gain or loss in the merger in an amount determined by the difference between the cash you receive and your tax basis in our common stock. Because determining the tax consequences of the merger can be complicated, you should consult your tax advisor in order to understand fully how the merger will affect you.

     DISSENTERS' RIGHTS (PAGE __ AND APPENDIX D). Under Virginia law, holders of our shares of common stock are entitled to dissenters' rights in connection with the merger.

THE MERGER AGREEMENT (PAGE __ AND APPENDIX A)

     CONDITIONS TO THE MERGER (PAGE __). Before we can complete the merger, a number of conditions must be satisfied or waived by the applicable party. These include:

     . the approval of the merger agreement by the holders of more than two-thirds of our shares of common stock,

     . the absence of any injunction or other legal order preventing the completion of the merger,

     . the receipt or making of any governmental consents, approvals or filings, the absence of which would (1) be reasonably likely to have a material adverse effect on Smithfield Foods or (2) provide a reasonable basis to conclude that Smithfield Companies or Smithfield Foods, or our or their directors, officers or agents, would be subject to the risk of criminal or material financial liability,

     . our material compliance with our representations and warranties under the merger agreement,

     . Smithfield Foods' material compliance with its representations and warranties under the merger agreement,

     . each party's material performance of its obligations under the merger agreement,

     . since the date of the merger agreement, there shall have occurred no material adverse change in our business, financial condition or results of operations,

     . the holders of not more than 10% of our outstanding shares of common stock shall have exercised their dissenters' rights, and

     . Smithfield Foods shall be satisfied, in its sole and absolute discretion, with its due diligence investigation of our business, financial condition, results of operations and prospects.

     We expect to complete the merger within three business days after the conditions to the merger have been satisfied or waived.

     TERMINATION OF THE MERGER AGREEMENT (PAGE __). The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after our shareholders have approved it, in any of the following cases:

     .   by mutual consent of the parties,

     . by either Smithfield Foods or us if the merger is not completed by September 30, 2001,

     . by us if Smithfield Foods materially breaches any of its representations, warranties, covenants or agreements in the merger agreement and the breach remains uncured for ten business days following its receipt of notice of the breach,

     . by Smithfield Foods if we materially breach any of our representations, warranties, covenants or agreements in the merger agreement and the breach remains uncured for ten business days following our receipt of notice of the breach,

     . by Smithfield Foods if the merger agreement is not approved by our shareholders at the special meeting,

     . by Smithfield Foods if our board of directors fails to recommend the approval of the merger agreement to our shareholders or if its recommendation is made and subsequently withdrawn,

     . by Smithfield Foods if our cost to perform certain environmental remediation exceeds $250,000,

     . by either Smithfield Foods or us if any final injunction or other final legal order prevents the completion of the merger, or

     .   by us if

          . we receive a bona fide proposal with respect to the acquisition of all of our outstanding capital stock, or all or substantially all of our assets,

          . our board of directors believes, in good faith after consultation with its financial advisors, that the competing proposal is more favorable, from a financial point of view, to our shareholders than the proposal described in the merger agreement, and

          . Smithfield Foods does not, within five business days following notice of the competing proposal, make an offer that our board of directors believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to our shareholders as the competing proposal.

TERMINATION FEES AND EXPENSES IF THE MERGER IS NOT COMPLETED (PAGE __)

     If the merger agreement is terminated for any of the following reasons, we must pay Smithfield Foods a termination fee of $1 million, together with Smithfield Foods' out-of-pocket expenses incurred in connection with the merger agreement:

     . the merger has not been completed by September 30, 2001, as a result of our willful failure to fulfill any of our obligations under the merger agreement,

     . we willfully and materially breach any of our representations, warranties, covenants or agreements in the merger agreement and the breach remains uncured for ten business days following our receipt of notice of the breach,

     . the merger agreement is not approved by our shareholders at the special meeting,

     . our board of directors fails to recommend the approval of the merger to our shareholders or its recommendation is made and subsequently withdrawn, or

     . Smithfield Foods does not match a proposal received by us that our board of directors believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to our shareholders than the proposal described in the merger agreement.

     If the merger agreement is terminated for any of the following reasons, Smithfield Foods must pay us a termination fee of $1 million, together with our out-of-pocket expenses incurred in connection with the merger agreement:

     . the merger has not been completed by September 30, 2001, as a result of Smithfield Foods' willful failure to fulfill any of its obligations under the merger agreement, or

     . Smithfield Foods' willfully and materially breaches any of its representations, warranties, covenants or agreements in the merger agreement and the breach remains uncured for ten business days following Smithfield Foods' receipt of notice of the breach.

     If the merger agreement is terminated for any of the following reasons, Smithfield Foods may pursue any remedies that it may have against us, subject to a cap of $250,000:

     . the merger has not been completed by September 30, 2001, as a result of our failure, other than our willful failure, to fulfill any of our obligations under the merger agreement, or

     . we materially breach, other than a willful breach, any of our representations, warranties, covenants or agreements in the merger agreement and the breach remains uncured for ten business days following our receipt of notice of the breach.

     If the merger agreement is terminated for any of the following reasons, we may pursue any remedies that we may have against Smithfield Foods, subject to a cap of $250,000:

     . the merger has not been completed by September 30, 2001, as a result of Smithfield Foods' failure, other than its willful failure, to fulfill any of its obligations under the merger agreement, or

     . Smithfield Foods materially breaches, other than a willful breach, any of its representations, warranties, covenants or agreements in the merger agreement and the breach remains uncured for ten business days following its receipt of notice of the breach.

INTERESTS OF OUR DIRECTORS AND OFFICERS IN THE MERGER (PAGE __)

     When our board of directors considered the merger and the merger agreement, it was aware that some of our directors and officers have interests and arrangements that may be different from, or in addition to, your interests as a Smithfield Companies shareholder.

     Under the merger agreement, all vested and unvested Smithfield Companies stock options, including those held by our directors and officers, will be canceled. Holders of options with exercise prices below $8.50 will receive cash for each option in an amount equal to the difference between the exercise price and $8.50. In addition, two of our executive officers have entered into consulting agreements with Smithfield Foods, which become effective upon completion of the merger. Finally, under the merger agreement, Smithfield Foods is required to maintain all existing indemnification rights in favor of our directors and officers for a period of six years following the completion of the merger.

                                TABLE OF CONTENTS

A CAUTION ABOUT FORWARD-LOOKING INFORMATION...................................................................    1

THE COMPANIES.................................................................................................    2

   The Smithfield Companies, Inc..............................................................................    2
   Smithfield Foods, Inc......................................................................................    2
   TSCI Acquisition, Inc......................................................................................    3

THE SPECIAL MEETING...........................................................................................    3

   General - The Proposal.....................................................................................    3
   Record Date and Voting.....................................................................................    4
   How You Can Vote...........................................................................................    4
   Voting By Participants in Smithfield Companies Employee Stock Ownership Plan...............................    5
   How You May Revoke or Change Your Vote.....................................................................    5
   Adjournments...............................................................................................    6

SPECIAL FACTORS...............................................................................................    6

   Background of the Merger...................................................................................    6
   Our Reasons for the Merger - Recommendation of Our Board...................................................    8
   Opinion of Our Financial Advisor...........................................................................   10
   Smithfield Foods' Plans For Smithfield Companies After the Merger..........................................   14
   Smithfield Foods' Reasons for the Merger...................................................................   15
   Position of Smithfield Foods as to the Fairness of the Merger..............................................   15
   Benefits and Detriments of the Merger to Smithfield Companies and Smithfield Companies' Shareholders.......   15
   Material Federal Income Tax Consequences...................................................................   16
   Governmental and Regulatory Clearances.....................................................................   17
   Accounting Treatment.......................................................................................   18
   Public Offerings and Repurchases of Common Stock...........................................................   18
   Merger Financing; Source and Amount of Funds...............................................................   18
   Fees and Expenses..........................................................................................   18
   Interests of Smithfield Companies' Directors and Officers in the Merger....................................   18
   Amendment of Our Rights Agreement..........................................................................   19
   Dissenters' Rights.........................................................................................   19

THE MERGER AGREEMENT..........................................................................................   21

   Structure and Effective Time...............................................................................   21
   Merger Consideration.......................................................................................   22
   Payment Procedures.........................................................................................   22
   Treatment of Stock Options.................................................................................   22
   Representations and Warranties.............................................................................   22
   Covenants; Conduct of Our Business Prior to the Merger.....................................................   24
   No Solicitation............................................................................................   26
   Indemnification............................................................................................   26
   Our Board's Recommendation.................................................................................   26
   Conditions to the Merger...................................................................................   27
   Termination................................................................................................   28

   Termination Fees and Expenses..............................................................................   29

VOTING AGREEMENTS.............................................................................................   31

SELECTED HISTORICAL FINANCIAL INFORMATION.....................................................................   31

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION............................................................   32

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS........................................................   33

SMITHFIELD COMPANIES' DIRECTORS AND EXECUTIVE OFFICERS........................................................   34

SMITHFIELD FOODS' DIRECTORS AND EXECUTIVE OFFICERS............................................................   34

SHAREHOLDER PROPOSALS.........................................................................................   36

WHERE YOU CAN FIND MORE INFORMATION...........................................................................   36

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................................................   36

APPENDICES

Appendix A - Agreement and Plan of Merger
Appendix B - Opinion of Ewing Monroe Bemiss & Co.
Appendix C - Form of Voting Agreement
Appendix D - Article 15 of the Virginia Stock Corporation Act

                  A CAUTION ABOUT FORWARD-LOOKING INFORMATION

     This proxy statement (including information incorporated by reference) contains forward-looking statements relating to the financial condition, results of operations, plans, objectives, future performance and businesses of Smithfield Companies and Smithfield Foods, as well as information relating to the merger, including, without limitation, statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, matters described in the documents incorporated by reference and the following factors:

 .        availability and prices of live hogs, raw materials and supplies,

 .        live hog production costs,

 .        product pricing,

 .        the competitive environment and related market conditions,

 .        operating efficiencies,

 .        access to capital,

 .        the cost of compliance with environmental and health standards, and

 .        actions of domestic and foreign governments.

     These forward-looking statements are found at various places throughout this proxy statement and the other documents incorporated by reference in this proxy statement. You are cautioned not to place undue certainty on these forward-looking statements, since any forward-looking statement speaks only as of the date on which the statement was made. Neither Smithfield Companies nor Smithfield Foods undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events. See "WHERE YOU CAN FIND MORE INFORMATION."

                                 THE COMPANIES

The Smithfield Companies, Inc.

     The Smithfield Companies, Inc. (which we sometimes refer to as "Smithfield Companies") was incorporated in Virginia on April 3, 1981. Smithfield Companies is a diversified producer of specialty food products. Smithfield Companies markets it products primarily to the retail grocery, food service and gourmet food industries, as well as through its own retail outlets and consumer catalogs. Its five operating units are The Smithfield Companies Ham and Products Company, Inc., V.W. Joyner & Co., Pruden Packing Company, The E.M. Todd Company and Williamsburg Foods, Inc. Smithfield Companies maintains its principal executive offices at The Smithfield Companies Building, Suite 203, 311 County Street, Portsmouth, Virginia 23704-3716 and its telephone number is (757) 399-3100.

     For additional information with respect to Smithfield Companies, see the documents specified under "Incorporation of Certain Documents by Reference."

Smithfield Foods, Inc.

     Smithfield Foods, Inc. (which we sometimes refer to as "Smithfield
Foods") is a Virginia corporation and the world's largest pork processor and hog producer. As a holding company, Smithfield Foods conducts its business through two groups, the meat processing group and the hog production group. The meat processing group produces domestically and internationally a wide variety of fresh pork and processed meat products and markets them nationwide and to over 25 foreign markets, including Canada, Poland, France, Japan and Mexico. To complement its processing operations, Smithfield Foods has vertically integrated into hog production through its hog production group, which currently provides the meat processing group with approximately 50% of its live hog requirements. Smithfield Foods maintains its principal executive offices at 200 Commerce Street, Smithfield, Virginia 23430 and its telephone number is (757) 365-3000.

TSCI Acquisition, Inc.

     TSCI Acquisition, Inc. (which we sometimes refer to as "Acquisition") is a Virginia corporation formed by Smithfield Foods in April 2001 solely for the purpose of merging into Smithfield Companies. Acquisition is a direct, wholly-owned subsidiary of Smithfield Foods. Acquisition maintains its principal executive offices at 200 Commerce Street, Smithfield, Virginia 23430 and its telephone number is (757) 365-3000.

                              THE SPECIAL MEETING

General - The Proposal

     This proxy statement is being furnished to Smithfield Companies' shareholders as part of the solicitation of proxies by Smithfield Companies' board of directors for use at a special meeting to be held on ________, 2001, starting at [11:00] a.m., local time, at ______________. The purpose of the special meeting is for Smithfield Companies' shareholders to consider and vote upon a proposal to approve the merger agreement, which provides for the merger of Acquisition with and into Smithfield Companies. A copy of the merger agreement is attached to this proxy statement as Appendix A. This proxy
                                                 ----------
statement and the enclosed form of proxy are first being mailed to Smithfield Companies' shareholders on or about ________, 2001.

Record Date and Voting

         The holders of record of our common stock as of the close of business on the record date, which was ___________, 2001, are entitled to receive notice of, and to vote at, the special meeting. On the record date, there were [2,114,593] shares of our common stock outstanding, with each share entitled to one vote.

         The holders of a majority of the outstanding shares of our common stock on _________, 2001, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. We will count shares of our common stock present in person at the special meeting but not voting, and shares of our common stock for which we have received proxies but where holders of those shares have abstained, as present at the special meeting for purposes of determining whether a quorum is present for the transaction of business. Brokers who hold shares of our common stock in nominee or "street name" for customers who are the beneficial owners of the shares are prohibited from giving a proxy to vote shares for those customers on the matters to be voted on at the special meeting without specific instructions from these customers. Shares of our common stock represented by properly executed proxies returned by a broker holding those shares in nominee or "street name" will be counted for purposes of determining whether a quorum exists, even if the shares are broker non-votes.

         The approval of the merger agreement requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of our common stock on __________, 2001. Abstentions and broker non-votes will have the same effect as votes against the approval of the merger agreement. Certain of our shareholders have executed voting agreements in which they agreed to vote in favor of the merger agreement. Because the number of shares of our common stock subject to voting agreements, when combined with the number of shares held by a wholly-owned subsidiary of Smithfield Foods, exceeds the vote required to approve the merger agreement, we expect that the merger agreement will be approved at the special meeting.

         Furthermore, you should note that, under Virginia law, holders of shares of our common stock are entitled to dissenters' rights in connection with the merger. See "Special Factors - Dissenters' Rights" for information on the requirements of Virginia law for a proper dissent.

How You Can Vote

         Each share of our common stock outstanding on ____________, 2001, is entitled to vote at the special meeting. Approval of the merger agreement requires the affirmative vote of more than two-thirds of the outstanding shares of our common stock. Because the vote is based on the number of shares outstanding rather than on the number of votes cast, failure to vote your shares is effectively a vote against approval of the merger agreement. You may vote your shares in either of two ways:

         1.   Voting by Mail. If you choose to vote by mail, simply complete
              -------------
your proxy, date and sign it, and return it in the postage paid envelope provided.

         2.   Voting in Person.  You can also vote by appearing and voting
              ----------------
in person at the special meeting.

         As of the record date, Smithfield Companies' directors and executive officers owned, in the aggregate, [1,231,177] outstanding shares of our common stock, or collectively approximately 58 percent of the outstanding shares of our common stock. In addition, SF Investments, Inc., a wholly-owned subsidiary of Smithfield Foods, owns 428,496 outstanding shares of our common stock, or approximately 20 percent of the outstanding shares of our common stock. SF Investments and three of our directors and executive officers, who together hold approximately 77 percent of the outstanding shares of our common stock, have agreed to vote in favor of the merger. See "Voting Agreements."

Voting By Participants in Smithfield Companies Employee Stock Ownership Plan

         If you own stock through Smithfield Companies' Employee Stock Ownership Plan as of __________, 2001, your proxy will serve as voting instructions to the trustee, Wachovia Bank, N.A., for the shares of our common stock credited to your account on that date. The terms of the plan provide that the trustee may not vote your shares of our common stock held in the plan if you fail to direct the vote of the trustee.

How You May Revoke or Change Your Vote

         If you vote your shares of our common stock by submitting a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, all of your shares of our common stock will be voted for the approval of the merger agreement.

         You can revoke your proxy at any time before it is voted at the special meeting by:

         .        giving written notice of revocation to our Secretary,

         .        submitting a later dated proper written proxy, or

         . attending the special meeting and voting in person. If your shares are held in the name of a bank, broker, trustee or other holder of record, including the trustee or other fiduciary of an employee benefit plan, you must transfer the shares into your own name or obtain a proxy, executed in your favor, from the holder of record to be able to vote in person at the special meeting.

         We will pay the costs of soliciting proxies for the special meeting. Our officers, directors and employees may solicit proxies by telephone, mail, the internet or in person. However, they will not be paid for soliciting proxies. We also will request that individuals and entities holding shares in their names, or in the names of their nominees, that are beneficially owned by others, send proxy materials to and obtain proxies from those beneficial owners, and will reimburse those holders for their reasonable expenses in performing those services.

Adjournments

     Although it is not expected, the special meeting may be adjourned for, among other reasons, the purpose of soliciting additional proxies to a date not later than 90 days after the date of the special meeting. You should note that the meeting could be successively adjourned to a specified date not longer than 90 days after such adjournment. If the special meeting is adjourned for the purpose of soliciting additional proxies, Smithfield Companies' shareholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

                                SPECIAL FACTORS

Background of the Merger

     Smithfield Companies is a diversified producer of specialty food products. Smithfield Companies markets it products primarily to the retail grocery, food service and gourmet food industries, as well as through its own retail outlets and consumer catalogs. Its five operating units, structured as divisions or subsidiaries, are The Smithfield Companies Ham and Products Company, Inc., V.W. Joyner & Co., Pruden Packing Company, The E.M. Todd Company and Williamsburg Foods Inc.

     Prior to 1999, Smithfield Companies produced its refrigerated and frozen products from its original facilities in Smithfield, Virginia. As a result of regulations passed by the Food and Drug Administration dealing with temperature controls, Smithfield Companies' desire for increased production capacity and Smithfield Companies' acquisition of the Doughties business in 1997, Smithfield Companies constructed a state of the art processing facility. This new facility replaced Smithfield Companies' original processing facility, and significantly increased our processing capacity. This increased capacity necessitated the addition of new business in order to fully utilize the facility.

     Smithfield Companies' management and board of directors pursued ways to improve the operating efficiencies of the new facility through increased sales. Among other things, management and the board of directors pursued without success the acquisition of smaller, complementary businesses as a means to increase production and usage of the facility. While management was able to increase the operating efficiency of the new facility, the full utilization of the facility remained a concern.

     In light of the Company's difficulty in increasing sales to a level that would permit optimal use of the new processing facility, our board of directors determined to consider the strategic alternatives available to Smithfield Companies. In the course of considering those strategic alternatives, including ways to increase the efficiency of the new processing facility, management engaged the services of Ewing Monroe to determine the interest, if any, in a combination of the businesses of Smithfield Companies and Smithfield Foods. In late February 2001, Ewing Monroe contacted a representative of Smithfield Foods regarding its interest in a possible strategic transaction with an unnamed company. Following the execution of a confidentiality agreement on February 26, 2001, Ewing Monroe provided Smithfield Foods with preliminary due diligence materials concerning Smithfield Companies, its operations, financial results and prospects, and requested a preliminary indication of interest regarding a possible strategic transaction. On March 14, 2001, Mr. Joseph W. Luter, III, Chairman of the Board, President and Chief Executive Officer of Smithfield Foods, advised Mr. Richard S. Fuller, President and Chief Executive Officer of Smithfield Companies, that Smithfield Foods was prepared to offer to acquire all of the outstanding shares of Smithfield Companies common stock in a merger in which each holder of Smithfield Companies' common stock would receive $8.50 in cash per share. Mr. Luter noted that Smithfield Foods' proposal was subject to a number of conditions, including its satisfactory completion of a due diligence investigation of Smithfield Companies and negotiation and execution of a definitive merger agreement.

         Between March 14, 2001, and April 30, 2001, representatives of Smithfield Foods and Smithfield Companies engaged in preliminary, non-binding discussions regarding the terms of a possible acquisition of Smithfield Companies by Smithfield Foods. During this period, Smithfield Foods also commenced a preliminary due diligence investigation of Smithfield Companies, including a review of its financial and operational prospects.

         On April 6, 2001, Smithfield Foods' legal advisors provided an initial draft of the merger agreement to Smithfield Companies and its legal and financial advisors. On April 11, 2001, Smithfield Companies' legal advisors negotiated with Smithfield Foods' legal advisors certain terms of the merger agreement, including the scope of representations and warranties, the conditions to closing, events permitting either party to terminate the transaction, the circumstances under which the parties would be required to pay a termination fee and the size of such fee. A number of material terms remained unresolved following that discussion.

         On April 24, 2001, representatives of Smithfield Companies and Smithfield Foods discussed the results of Smithfield Foods' preliminary due diligence investigation and attempted to resolve the remaining outstanding issues associated with the merger agreement, generally relating to environmental matters and the size of the termination fee. Early the following morning, Smithfield Foods' legal advisors provided a draft to Smithfield Companies and its legal and financial advisors reflecting Smithfield Foods' proposed resolution of the remaining outstanding issues.

         At a special meeting of Smithfield Companies' board of directors on April 25, 2001, Mr. Fuller updated the board of directors with respect to the negotiations with Smithfield Foods. The most recent draft of the merger agreement was distributed to each member of the board of directors and unresolved issues were discussed. Following a detailed presentation by Smithfield Companies' legal advisors with respect to the director's standard of conduct under Virginia law in evaluating any potential extraordinary transaction, representatives of Ewing Monroe reviewed Smithfield Companies' current business environment and the proposed transaction including, among other things, a preliminary review of the financial and structural aspects of the transaction and a comparison of other transactions involving companies of a similar size. Ewing Monroe further advised the board of directors that, in its opinion, the proposed transaction was fair to the shareholders of Smithfield Companies from a financial point of view. At the close of the meeting, Smithfield Companies' board of directors authorized management to enter into exclusive discussions with Smithfield Foods in an effort to finalize a definitive merger agreement.

         On April 26, 2001, Smithfield Companies and Smithfield Foods entered into an exclusivity agreement pursuant to which the parties agreed that, for a 20 day period commencing on the date thereof, the parties would engage in good faith negotiations with respect to the possible acquisition of Smithfield Companies by Smithfield Foods, and Smithfield Companies would not engage in any discussions with, or provide any non-public information to, any third party regarding a possible acquisition of Smithfield Companies. Later that day, Smithfield Companies and Smithfield Foods issued a joint press release announcing that they were in exclusive discussions regarding the possible acquisition by Smithfield Foods of Smithfield Companies for cash consideration of $8.50 per share.

         Confirmatory due diligence and negotiations concerning the terms of the draft merger agreement proceeded until April 30, 2001, among Smithfield Companies, Smithfield Foods and their respective legal and financial advisors. On April 30, 2001, following resolution of the remaining principal issues associated with the merger agreement, Smithfield Companies' board of directors convened a special meeting. At the meeting, Smithfield Companies' management and legal counsel reviewed the revised merger agreement. Following Mr. Fuller's review of developments with respect to the proposed transaction since April 25, 2001, Ewing Monroe confirmed its previous opinion by a written opinion that, as of the date of the opinion and based upon and subject to the matters and various assumptions and limitations stated in the opinion, the $8.50 cash per share consideration to be received by holders of Smithfield Companies common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

         After extensive discussion and deliberation, Smithfield Companies' board of directors voted unanimously to approve the merger, the merger agreement and all related matters (including, among other things, employee benefit and compensation related matters) and to recommend to Smithfield Companies' shareholders that they vote to approve the merger and the merger agreement. The Smithfield Companies board of directors also voted unanimously to amend Smithfield Companies' shareholders rights agreement to exclude the merger from its operation.

         Thereafter on April 30, 2001, Smithfield Companies and Smithfield Foods executed the merger agreement, and the parties issued a joint press release announcing its execution.

         Other than as described above, there have been no transactions or series of transactions during the past two years (1) between Smithfield Companies, on the one hand, and Smithfield Foods or its directors or executive officers, on the other hand, with an aggregate value greater than one percent of Smithfield Companies' consolidated revenue during any fiscal year, or (2) between Smithfield Companies' executive officers, directors or affiliates, on the one hand, and Smithfield Foods or its directors or executive officers, on the other hand, with an aggregate value greater than $60,000. Other than the merger described in this proxy statement, no negotiations, transactions or material contacts have occurred between Smithfield Companies or any of its affiliates and Smithfield Foods, or its directors and executive officers, relating to any:

         .   merger,

         .   consolidation,

         .   acquisition,

         .   tender offer,

         .   election of Smithfield Companies' directors, or

         .   transfer of a material amount of Smithfield Companies assets.

Our Reasons for the Merger - Recommendation of Our Board

         At a special board of directors meeting on April 30, 2001, Smithfield Companies' board of directors unanimously determined that the merger was fair to and in the best interests of Smithfield Companies and its shareholders and unanimously approved the merger agreement and the merger. ACCORDINGLY, THE SMITHFIELD COMPANIES BOARD OF DIRECTORS RECOMMENDS THAT SMITHFIELD COMPANIES' SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

         In reaching its decision to approve the merger agreement and the merger and to recommend that Smithfield Companies' shareholders vote to approve the merger agreement and the merger, the Smithfield Companies' board of directors considered the following material factors:

     . the Smithfield Companies' board of directors' familiarity with, and presentations by Smithfield Companies' management and its financial advisors regarding, the business, operations, properties and assets, financial condition, competitive position, business strategy and prospects of Smithfield Companies (as well as the risks involved in achieving those prospects), and the current environment for the sale of pork products in the markets in which Smithfield Companies competes, and current industry, economic and market conditions, both on a historical and on a prospective basis for all of its products,

     . the fact that the $8.50 per share price represents a premium of approximately 31.9% over the average closing price of Smithfield Companies' common stock for the 28 days prior to the announcement of the exclusive negotiations regarding the merger and a premium of approximately 21.4% over the closing price of Smithfield Companies' common stock on April 26, 2001, the last trading day prior to the announcement of the exclusive negotiations regarding the merger,

     . the current, historical and estimated future market prices of Smithfield Companies' common stock relative to those of other industry participants and general market and sector indices,

     . the fact that the merger consideration is all cash, which provides certainty of value to Smithfield Companies' shareholders,

     . the costs associated with operating Smithfield Companies' processing facility in Smithfield, Virginia and Smithfield Companies' need to generate sufficient sales to fully utilize that facility,

     . the presentation by Ewing Monroe on April 25, 2001, including the opinion of such firm, which was confirmed in a written opinion, dated April 30, 2001, that, as of the date of such opinion, and based on and subject to the matters, assumptions and limitations set forth in the opinion, the $8.50 per share cash consideration to be received by holders of Smithfield Companies' common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders (see "- Opinion of Our Financial Advisor"),

     . the fact that the terms of the merger agreement provide that, under certain circumstances and subject to certain conditions more fully described under "The Merger Agreement - Termination" and "The Merger Agreement - Termination Fees and Expenses," Smithfield Companies retains the right to accept a superior proposal for the sale of its common stock, and

     . the fact that, under the terms of the merger agreement, the completion of the merger is not conditioned on obtaining financing.

         The Smithfield Companies' board of directors also considered other facts and potential risks relating to the merger, including the following material facts and risks:

     . the fact that gains arising from an all-cash transaction would be taxable to Smithfield Companies' shareholders for United States federal income tax purposes, and

     . the possibility that the termination fee payable upon the termination of the merger agreement in connection with a superior proposal might discourage other parties from considering a business combination with, or an acquisition of, Smithfield Companies (see "The Merger Agreement - Termination Fees and Expenses").

         The foregoing discussion addresses certain material information and factors considered by Smithfield Companies' board of directors in its consideration of the merger, including factors that support the merger as well as those that may weigh against it. In view of the variety of factors and the quality and amount of information considered, Smithfield Companies' board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, Smithfield Companies' board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. The determination to approve the merger agreement was made after consideration of all of the factors in the aggregate. In addition, individual members of Smithfield Companies' board of directors may have given different weights to different factors.

         A majority of non-employee directors of Smithfield Companies did not retain an unaffiliated representative to act soley on behalf of unaffiliated holders of Smithfield Companies common stock for the purposes of negotiating the merger or preparing a report concerning the fairness of the merger.

Opinion of Our Financial Advisor

         Smithfield Companies retained Ewing Monroe to act as its financial advisor in connection with an analysis of a possible sale or merger of Smithfield Companies, and to render an opinion as to the fairness of the terms of the merger agreement. Ewing Monroe was selected by the Smithfield Companies' board of directors to act as Smithfield Companies' financial advisor based on Ewing Monroe's qualifications, expertise and reputation as well as Ewing Monroe's investment banking relationship and familiarity with Smithfield Companies.

         At the meeting of Smithfield Companies' board of directors on April 30, 2001, Ewing Monroe rendered its written opinion that, as of such date, based upon and subject to the various considerations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Smithfield Companies common stock.

         The full text of Ewing Monroe's opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the scope of the review undertaken by Ewing Monroe in rendering its opinion, is attached as Appendix B to this proxy statement. Smithfield
                            ----------
Companies shareholders are urged to read the opinion carefully and in its entirety. Ewing Monroe did not recommend to Smithfield Companies that any specific consideration constituted the appropriate purchase price for Smithfield Companies. Ewing Monroe's opinion addresses only the fairness of the merger consideration, from a financial point of view, to the holders of Smithfield Companies common stock as of the date of the opinion, and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the special meeting. The summary of Ewing Monroe's opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

         In rendering its opinion, Ewing Monroe, among other things: (1) analyzed certain publicly available financial statements and other information of Smithfield Companies and Smithfield Foods; (2) analyzed certain internal financial statements and other financial and operating data concerning Smithfield Companies prepared by the management of Smithfield Companies; (3) discussed the past and current operations and financial condition and the prospects of Smithfield Companies with senior executives of Smithfield Companies; (4) reviewed the reported prices and trading activity for Smithfield Companies' common stock; (5) compared the financial performance of Smithfield Companies and the prices and trading activity of Smithfield Companies' common stock with those of certain other publicly-traded companies in the same industry as Smithfield Companies; (6) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions that Ewing Monroe deemed to be relevant; (7) participated in discussions and negotiations among representatives of Smithfield Companies and Smithfield Foods and their respective legal advisors; (8) reviewed the merger agreement and related ancillary documents; and
(9) performed such other analyses and considered such other factors as Ewing Monroe deemed appropriate. Smithfield Companies did not impose any restrictions or limitations upon Ewing Monroe with respect to the investigations made or procedures followed by Ewing Monroe in rendering its opinion.

         In rendering its opinion, Ewing Monroe assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the information furnished by Smithfield Companies, and with respect to the information discussed with the management of Smithfield Companies regarding its views of future operations, Ewing Monroe assumed that such information was reasonably prepared and reflected the best currently available estimates and judgments of Smithfield Companies' management as to the competitive, operating and regulatory environments, and related financial performance of Smithfield Companies, for the relevant periods. Ewing Monroe did not make any independent valuation or appraisal of the assets or liabilities of Smithfield Companies, and it was not furnished with any such appraisals. Ewing Monroe assumed that the merger will be accounted for as a purchase in accordance with generally accepted accounting principles and will be consummated in accordance with the terms set forth in the merger agreement. Ewing Monroe's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Ewing Monroe as of, the date of its opinion.

         The following is a summary of the analysis performed by Ewing Monroe in preparation of its opinion and reviewed with Smithfield Companies' board of directors at meetings held on April 25 and April 30, 2001. This analysis was provided to Smithfield Companies' board of directors for background information only and was one of the many factors considered by Ewing Monroe in rendering its opinion. No conclusions can be independently drawn from any individual part of the analysis described below.

         Comparison to Selected Publicly Traded Companies. Ewing Monroe examined certain available financial and market information of six publicly traded companies in the meat products industry. This group of six companies included:

         .  Atlantic Premium Brands (AMEX:  ABR)

         .  Bob Evans Farms (NASDAQ:  BOBE)

         .  Bridgford Foods (NASDAQ: BRID)

         .  Hormel Foods (NYSE:  HRL)

         .  IBP (NYSE:  IBP)

         .  Smithfield Foods (NYSE:  SFD)

         For the selected public companies, Ewing Monroe compared, among other things, enterprise value (or market capitalization plus debt less cash and cash equivalents) as a multiple of latest twelve months ("LTM") revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), and LTM earnings before interest and taxes ("EBIT"), as well as equity value as a multiple of LTM net income (loss). All multiples were based on closing stock prices as of April 24, 2001. The results of this analysis are summarized as follows:


                                    Enterprise Value        Enterprise Value      Enterprise Value          Equity Value
                                     to LTM Revenue          to LTM EBITDA           to LTM EBIT         to LTM Net Income
                                     --------------          -------------         ---------------       -----------------

Selected Company Range:                0.2 - 0.8 x            4.8 - 8.5 x            6.7-16.2 x            10.0 - 16.4 x

Selected Company Mean:                     0.5                    6.7                   10.0                    13.0

         Based on the multiples derived from this analysis and Smithfield Companies' preliminary and unaudited financial results for its fiscal year ended March 31, 2001 ("fiscal 2001"), Ewing Monroe calculated a range of implied aggregate equity values for Smithfield Companies between $11.2 million and $16.8 million (or between $5.30 and $7.95 per share).

         Ewing Monroe deemed these companies similar to Smithfield Companies for purposes of Ewing Monroe's financial analysis, but not directly comparable due primarily to Smithfield Companies' relatively small equity value as well as the proportional income contribution from the gourmet peanut and retail business. The analysis of similar public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the acquisition, public trading or other values of the companies being compared.

         Selected Precedent Transactions. Ewing Monroe reviewed and analyzed the consideration paid in nine merger and acquisition transactions since 1997 involving companies in the meat products industry, none of which was deemed directly comparable to the merger.

         For the selected transactions, Ewing Monroe compared, among other things, enterprise value as a multiple of LTM revenues, LTM EBITDA and LTM EBIT. The results of this analysis are summarized as follows:


                                        Enterprise Value            Enterprise Value             Enterprise Value
                                         to LTM Revenue               to LTM EBITDA                to LTM EBIT
                                         --------------               -------------              -------------

Selected Company Range:                   0.2 - 2.5 x                 4.6 - 14.7 x                 9.0 - 17.7 x

Selected Company Mean:                        0.5                          9.0                         14.2

         Based upon the multiples derived from this analysis and Smithfield Companies' historical and projected results, Ewing Monroe calculated a range of implied aggregate equity value for Smithfield Companies between $16.8 million and $19.0 million (or between $7.93 and $8.97 per share).

         Ewing Monroe noted that, due primarily to Smithfield Companies' relatively small equity value and the proportional contribution of the gourmet peanut and retail division, none of the precedent transactions is directly comparable to the Merger. All multiples for the selected transactions were based on public information available at the time of announcement of each transaction, without taking into account differing market and other conditions during the periods during which the selected transactions occurred.

         Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Ewing Monroe calculated a range of implied equity values for Smithfield Companies based on its projected free cash flow (projected earnings before interest and after taxes plus depreciation and amortization expense minus projected capital expenditures and increases in working capital) for fiscal years 2002 through 2006, inclusive, using discount rates from 10% to 12% and terminal value multiples for fiscal year 2006 EBITDA ranging from 4.0x to 6.0x. This analysis indicated a range of implied aggregate equity value between $12.9 million and $15.3 million (or between $6.09 and $7.22 per share).

        Analysis of Premiums Paid in Selected Merger and Acquisition Transactions. Ewing Monroe analyzed the transaction premiums paid in merger and acquisition transactions with a reported value of less than $100 million involving publicly-traded targets, effected since January 1, 2000, based on the target company's stock price one day, one week and four weeks prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

                                                                                       Average
                                    Timeline                                           Premium
        -----------------------------------------------------------------          -----------------
        1 Day Prior to Announcement:                                                    40.3%
        1 Week Prior to Announcement:                                                   46.6%
        4 Weeks Prior to Announcement:                                                  55.3%

         Using this precedent data, Ewing Monroe calculated an average implied equity value per share for Smithfield Companies of $8.58, $7.54 and $7.81 per share based upon the one day, one week and four weeks premiums paid in the selected transactions, respectively. This calculation did not include a premium with respect to Smithfield Companies' net cash of approximately $6.5 million (debt less cash and cash equivalents) or $3.08 per share.

         Ewing Monroe performed a variety of financial and comparative analyses for the purpose of rendering its opinion. While the foregoing summary describes all material analyses and factors reviewed by Ewing Monroe with Smithfield Companies' board of directors, it does not purport to be a complete description of the presentations by Ewing Monroe to Smithfield Companies' board of directors or the analyses performed by Ewing Monroe in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Ewing Monroe believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. In addition, Ewing Monroe may have given various analyses more or less weight that other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Ewing Monroe's view of the actual value of Smithfield Companies. In performing its analyses, Ewing Monroe made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Smithfield Companies. The analyses performed by Ewing Monroe are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Ewing Monroe's analysis of the fairness of the merger consideration, from a financial point of view, to the holders of Smithfield Companies common stock and were provided to Smithfield Companies' board of directors in connection with the delivery of the opinion.

         Smithfield Companies has agreed to pay Ewing Monroe a fee for its financial advisory services in connection with the merger, including, among other things, rendering the opinion and making the presentations referred to above. Pursuant to a letter agreement between Smithfield Companies and

Ewing Monroe, Smithfield Companies has agreed to pay Ewing Monroe, in the event the merger is consummated, a transaction fee of $262,500. In addition, Smithfield Companies has agreed to reimburse Ewing Monroe for its reasonable out of-pocket expenses incurred in connection with its engagement, and to indemnify Ewing Monroe and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

Smithfield Foods' Plans For Smithfield Companies After the Merger

         Extraordinary Corporate Transactions. It is expected that following the merger, the business and operations of Smithfield Companies, as the surviving company, will be continued substantially as they are currently being conducted. Smithfield Foods will, however, continue to review Smithfield Companies' assets, business, operations, properties, policies, corporate structure, dividend policy, capitalization and management and will consider whether any changes would be desirable in light of the circumstances then existing.

         At this time, however, Smithfield Companies has not, and Smithfield Companies has not been advised by Smithfield Foods that it has, approved any:

         . specific plans or proposals for any extraordinary corporate transaction involving Smithfield Companies, as the surviving company after the completion of the merger; or

         . sale of transfer of a material amount of assets currently held by Smithfield Companies after the completion of the merger.

         Management. Acquisition's directors and executive officers immediately before the merger will become the surviving company's directors and executive officers immediately after the merger. No current Smithfield Companies director is expected to continue as a director following the merger.

         Share Ownership. Smithfield Foods has advised Smithfield Companies that after the merger Smithfield Foods intends to hold Smithfield Companies' shares of capital stock for long-term investment.

         Right to Change Plans. Although Smithfield Foods deems it unlikely, it reserves the right to change its plans at any time. Accordingly, Smithfield Foods may elect to sell, transfer or otherwise dispose of all or any portion of the shares of Smithfield Companies' capital stock owned by it after the merger or may decide that Smithfield Companies should sell, transfer or otherwise dispose of all or any portion of its assets in each case to one or more of its affiliates or to any other parties as warranted by future conditions. Smithfield Foods reserves the right to make whatever personnel changes to the management of Smithfield Companies as it deems necessary after completion of the merger.

         Following the merger, Smithfield Companies common stock will no longer be eligible for trading on the OTC Bulletin Board and price quotations will no longer be available. Smithfield Companies common stock is currently registered under the Securities Exchange Act of 1934. Following the merger, the common stock will be terminated from registration under the Exchange Act, and Smithfield Companies will be relieved of its obligation to comply with the public reporting requirements of the Exchange Act. Accordingly, Smithfield Companies will no longer be required to file periodic reports with the SEC, for example, Form 10-Ks, 10-Qs and 8-Ks. In addition, Smithfield Companies will no longer be subject to the proxy rules of Regulation 14A, the short-swing trading profit provisions of Section 16 and, with respect to future transactions, the going-private provisions of Rule 13e-3 of the Exchange Act.

Smithfield Foods' Reasons for the Merger

         The purpose of the merger is to enable Smithfield Foods to acquire the entire equity interest in Smithfield Companies. The transaction has been structured as a cash merger in order to provide Smithfield Companies' shareholders the opportunity to liquidate their investments in Smithfield Companies common stock for cash at a price representing a premium over the market prices for Smithfield Companies' common stock prior to Smithfield Companies' public announcement of Smithfield Foods intention to acquire all of Smithfield Companies' outstanding common stock. Smithfield Foods' desire to proceed with the merger is motivated primarily by the desire to provide new marketing resources and outlets for the sale of its products and additional plant capacity for pre-cooked barbecue meat products. The merger also will allow Smithfield Foods to exert greater control over the "Smithfield" brand name.

Position of Smithfield Foods as to the Fairness of the Merger

         The rules of the SEC require Smithfield Foods to express its belief as to the fairness of the merger to Smithfield Companies' unaffiliated shareholders. Although Smithfield Foods believes that the terms of the merger agreement were negotiated at arms' length, Smithfield Foods did not consider the fairness of the merger consideration to Smithfield Companies' shareholders. Based exclusively on the evaluation of the merger by Smithfield Companies' board of directors, including a review of the description in this proxy statement of the information and factors considered by it in concluding that the terms of the merger agreement are advisable and are fair to and in the best interests of shareholders, Smithfield Foods has adopted the analysis of Smithfield Companies' board of directors, as to the fairness of the merger consideration, and believes that the terms of the merger agreement are advisable and are fair to and in the best interests of Smithfield Companies' shareholders.

Benefits and Detriments of the Merger to Smithfield Companies and Smithfield Companies' Shareholders

         Benefits and Detriments of the Merger to Smithfield Companies. Smithfield Companies believes that the merger will have the following benefits to Smithfield Companies.

         .  access to lower pork prices,

         .  more efficient utilization of facilities,

         .  operating synergies with Smithfield Foods,

         .  increased access to capital, and

         .  expanded markets for the sale of its products.


         Smithfield Companies does not believe that there are any significant detriments to Smithfield Companies associated with the merger.

         Benefits and Detriments of the Merger to Smithfield Companies Stockholders. Smithfield Companies believes that the merger will result in the following benefits to you:

         . it will allow you to immediately realize the value of your investment in Smithfield Companies in cash at a price that represents a premium to the market price for Smithfield Companies common stock before the public announcements of Smithfield Foods' interest in acquiring all of the outstanding shares of Smithfield Companies common stock,

         . it will eliminate the risk of a future decline in the value of your investment in Smithfield Companies, and

         . it will allow you to immediately realize the value of your investment in Smithfield Companies and avoid market risk without incurring brokerage fees.

         Smithfield Companies believes the detriments to you of the completion of the merger are:

         . you will cease to have any ownership in Smithfield Companies and will cease to participate in Smithfield Companies' future earnings or growth, if any, or benefit from increases, if any, in Smithfield Companies' value, and

         .        you may recognize a taxable gain as a result of the merger.

Material Federal Income Tax Consequences

         General. The following is a summary of the material United States federal income tax consequences of the merger to Smithfield Companies' shareholders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations, judicial authority, and administrative rulings and practice. Legislative, judicial or administrative rules and interpretations are subject to change, possibly on a retroactive basis, at any time, and, therefore, the following statements and conclusions could be altered or modified. It is assumed that the shares of Smithfield Companies' common stock are held as capital assets by a United States person (i.e., a citizen or resident of the United States or a domestic corporation). This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular Smithfield Companies shareholder in light of that shareholder's personal investment circumstances, or those Smithfield Companies' shareholders subject to special treatment under the United States federal income tax laws (for example, life insurance companies, tax-exempt organizations, financial institutions, United States expatriates, foreign corporations and nonresident alien individuals). In addition, this discussion does not address the aspects of United States federal income taxation that may be relevant to Smithfield Companies' shareholders who hold shares of Smithfield Companies' common stock as part of a hedging, "straddle," conversion or other integrated transaction, or Smithfield Companies' shareholders who acquired their shares of Smithfield Companies' common stock through the exercise of directors or employee stock options or other compensation arrangements. In addition, the discussion does not address any aspect of foreign, state or local taxation or estate and gift taxation that may be applicable to a Smithfield Companies shareholder.

         Consequences of the Merger to Smithfield Companies' Shareholders. The receipt of the merger consideration in the merger will be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, a holder of Smithfield Companies' common stock will recognize gain or loss equal to the difference between such shareholder's adjusted tax basis in Smithfield Companies' common stock canceled in the merger, and the amount of cash received. Gain or loss will be calculated separately for each block of shares converted in the merger (i.e., shares acquired at the same cost basis in a single transaction). The gain or loss will generally be capital gain or loss, and will be long-term gain or loss if, at the effective time of the merger, the shares of Smithfield Companies' common stock canceled were held for more than one year. In the case of shareholders who are individuals, long-term capital gain is currently eligible for reduced rates of federal income tax. There are limitations on the deductibility of capital losses.

         Cash received pursuant to a Smithfield Companies' shareholder's exercise of dissenters' rights should be treated as a sale of that shareholder's Smithfield Companies common stock. Any Smithfield Companies shareholder considering the exercise of dissenters' rights should consult a tax advisor to determine the tax consequences of exercising his dissenters' rights.

         Backup Federal Income Tax Withholding. The following discussion of backup federal income tax withholding applies only if Smithfield Foods appoints a third party paying agent. Under the United States federal income tax backup withholding rules, unless an exemption applies, the payor is required to and will withhold 31% of all payments to which a Smithfield Companies shareholder or other payee is entitled in the merger, unless the Smithfield Companies shareholder or other payee provides, on a substitute Form W-9, its taxpayer identification number ("TIN") (social security number, in the case of an individual, or employer identification number, in the case of other shareholders), and certifies under penalties of perjury that the TIN provided is correct (or that such shareholder or other payee is awaiting a TIN) and that the shareholder is not subject to backup withholding. Each Smithfield Companies shareholder and, if applicable, each other payee, should complete and sign the substitute Form W-9 that will be part of the letter of transmittal to be returned to the paying agent (or other agent) in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists or is otherwise proved in a manner satisfactory to the paying agent (or other agent). The exemptions provide that certain Smithfield Companies' shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding requirements. In order for a foreign individual to qualify as an exempt recipient, however, he or she must submit a signed statement (a Certificate of Foreign Status on Form W-8) attesting to his or her exempt status. Any amounts withheld will be allowed as a credit against the holder's United States federal income tax liability for that year. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.

         SMITHFIELD COMPANIES' SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Governmental and Regulatory Clearances

         Except for the articles of merger that must be filed with and accepted by the Virginia State Corporation Commission, the merger is not subject to any significant governmental or regulatory clearances.

Accounting Treatment

         The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Under this method, the total consideration paid in the merger will be allocated among Smithfield Companies' consolidated assets and liabilities based on the fair values of the assets acquired and liabilities assumed.

Public Offerings and Repurchases of Common Stock

     Smithfield Companies has not made an underwritten public offering for cash in the past three years. From time to time, the Smithfield Companies' board of directors has approved the repurchase of Smithfield Companies' common stock in the open market at prices not to exceed approved per share amounts. Pursuant to these repurchases, since March 31, 1998, Smithfield Companies has purchased a total of 206,684 shares of its common stock for a total cost of $1,499,679.00, or an average of $7.26 per share.

Merger Financing; Source and Amount of Funds

         The total amount of funds required by Smithfield Foods to consummate and pay all related fees and expenses in connection with the merger is estimated to be approximately $_________, which will be provided by Smithfield Foods' internally generated funds.

Fees and Expenses

         Smithfield Companies estimates that merger-related fees and expenses, consisting primarily of financial advisory fees, SEC filing fees, fees and expenses of investment bankers, attorneys and accountants and other related charges, will total approximately $__________, assuming the merger is completed. This amount consists of the following estimated fees:

Description                                                  Amount
-----------                                                  ------

Advisory fees and expenses...........................        $
Legal fees and expenses..............................
Accounting fees and expenses ........................
SEC filing fee.......................................
Appraisal fees and expenses..........................
Printing, solicitation and
  mailing costs......................................
Miscellaneous expenses...............................

         Total.......................................        $


Interests of Smithfield Companies' Directors and Officers in the Merger

         General. Smithfield Companies officers and directors who own Smithfield Companies common stock will be entitled to receive the $8.50 merger consideration for their shares. In addition, some members of Smithfield Companies' management and board or directors have certain interests in the merger that may be different from, or in addition to, the interests of Smithfield Companies' shareholders generally. Smithfield Companies' board of directors was aware of these interests and considered them in approving the merger agreement and the merger. These additional interests, to the extent material, are described below. In addition to the following, the information relating to compensation plans and executive compensation as disclosed in Smithfield Companies' Annual Report on Form 10-K for the fiscal year ended March 31, 2000, as well as Smithfield Companies' Proxy Statement, dated June 27, 2000, and Quarterly Reports on Form 10-Q for the periods ended September 30, 2000, and December 31, 2000, are hereby incorporated by reference (except as amended or superseded by the following).

         Stock-Based Rights. All stock options held by employees and directors of Smithfield Companies outstanding immediately prior to the effective time of the merger, whether vested or unvested, will automatically be cancelled in return for the right to receive an amount of cash equal to the excess, if any, of $8.50 over the exercise price of such option. Mr. Richard S. Fuller, Smithfield Companies' President and Chief Executive Officer, holds 42,500 stock options with an exercise price below $8.50, which will be canceled at the effective time of the merger in consideration of a cash payment to Mr. Fuller equal to $147,188. Mr. Peter D. Pruden, III, Smithfield Companies' Executive Vice President and Secretary, holds 30,000 stock options with an exercise price below $8.50, which will be canceled at the effective date of the merger in consideration of a cash payment to Mr. Pruden equal to $103,125.

         Consulting Agreements. In connection with the merger, Messrs. Fuller and Pruden have entered into consulting agreements with Smithfield Foods. Pursuant to Mr. Fuller's consulting agreement, Mr. Fuller will provide consulting services to Smithfield Foods for a period of five years following the effective date of the merger for a consulting fee of $50,000 per year. Pursuant to Mr. Pruden's consulting agreement, Mr. Pruden will provide consulting services to Smithfield Foods for a period of three years following the effective date of the merger for a consulting fee of $50,000 per year. In addition, Smithfield Foods has agreed to provide to Messrs. Fuller and Pruden health insurance during the terms of their respective consulting agreements. At the effective time of the merger, Messrs. Fuller and Pruden will terminate all of their employment arrangements currently in effect with Smithfield Companies. In the event that the merger is not completed, neither consulting agreement shall be of any force or effect.

         Other. Bernard C. Baldwin, III, a Smithfield Companies director, is a partner with the law firm of Edmunds & Williams, Smithfield Companies' legal counsel. Edmunds & Williams is expected to be paid approximately $________ in legal fees in connection with the merger.

Amendment of Our Rights Agreement

         In connection with its approval of the merger agreement, Smithfield Companies' board of directors amended Smithfield Companies' shareholder rights agreement to provide that the shareholder rights agreement is inapplicable to
(1) any transaction undertaken by Smithfield Foods, Acquisition or any of their "affiliates" or "associates" pursuant to the merger agreement or (2) any action taken by any Smithfield Companies shareholder pursuant to the voting agreements. In addition, the amendment provides that (1) neither Smithfield Foods, Acquisition nor any of their "affiliates" or "associates" or any person that is a party to a voting agreement shall be deemed to be an "acquiring person" and
(2) no "distribution date," "stock acquisition date" or "triggering event" shall be deemed to have occurred as a result of any transaction undertaken in connection with the merger agreement or the execution of the voting agreements. The rights will be cancelled in the merger without any consideration.

Dissenters' Rights

         Smithfield Companies' record shareholders (which we sometimes refer to as "eligible holders") who comply with the procedures described below will be entitled to dissenters' rights under Article 15 of the Virginia Stock Corporation Act (which we sometimes refer to as the "Virginia corporate code"). The merger agreement provides, as a condition to Smithfield Foods' obligation to complete the merger, that no more than 10% of our shareholders shall have perfected their dissenters' rights.

         A VOTE IN FAVOR OF THE MERGER BY AN ELIGIBLE HOLDER WILL RESULT IN A WAIVER OF THAT ELIGIBLE HOLDER'S DISSENTERS' RIGHTS.

         The following discussion is only a summary and does not purport to be a complete statement of the law pertaining to dissenters' rights under the Virginia corporate code. The text of Article 15 of the Virginia corporate code is reprinted in its entirety as Exhibit D to this proxy statement.
                                ---------

         Eligible holders who follow the procedures set forth in Article 15 of the Virginia corporate code will be entitled to receive payment of the "fair value" of their shares. Any eligible holder who wishes to exercise dissenters' rights should review the following discussion and Exhibit D carefully because
                                                  ---------
the failure to comply in a timely and proper manner with the procedures specified may result in the loss of dissenters' rights under the Virginia corporate code.

         An eligible holder wishing to exercise dissenters' rights must deliver to Smithfield Companies, prior to or at the special meeting (but in any event before the vote is taken), a written notice of intent to demand payment for his shares (which we sometimes refer to as a "notice of intent"). An eligible holder delivering a notice of intent (which we sometimes refer to as a "dissenting holder") must not vote his shares in favor of the merger or he will lose his dissenters' rights. All notices of intent should be sent or delivered to The Smithfield Companies, Inc., Attention: Secretary, The Smithfield Companies Building, Suite 203, 311 County Street, Portsmouth, Virginia 23704-3716.

         If our shareholders approve the merger agreement, then, within ten days after the effective time of the merger, Smithfield Companies shall deliver a dissenter's notice in writing to all dissenting holders. The dissenter's notice shall (1) state where the dissenting holders' payment demands shall be sent and where and when certificates shall be deposited, (2) set a date by which the surviving corporation must receive the payment demand and (3) any other information required by the Virginia corporate code. A dissenting holder to whom a dissenters' notice is sent must demand payment within the time specified in the dissenter's notice, deposit his certificates in accordance with the terms of the dissenter's notice and make the certifications required by the Virginia corporate code. If a dissenting holder fails to take these actions, the dissenting holder loses his dissenters' rights.

         Within 30 days of Smithfield Companies' receipt of a demand for payment from a dissenting holder, it must pay the dissenting holder its estimate of the fair value of the dissenting holders' shares, plus interest. With any payment, Smithfield Companies must provide its most recent year-end and interim financial statements, an explanation of how Smithfield Companies calculated the fair value of the shares and interest, a statement of the dissenting holder's right to continue to demand fair value for his shares and a copy of Article 15 of the Virginia corporate code. Smithfield Companies' payment obligation may be enforced by a dissenting holder on an expedited basis in a Virginia circuit court, if necessary.

         A dissenting holder who is not satisfied with the amount paid or offered by Smithfield Companies must notify Smithfield Companies of the dissenting holder's own estimate of the fair value of his shares and the amount of interest due (less any amount already received by the dissenting holder from Smithfield Companies). This notice must be given in writing within 30 days of the date that Smithfield Companies made or offered to make payment for the dissenting holder's shares.

         If a dissenting holder's demand for payment remains unsettled, Smithfield Companies must commence a proceeding to determine the fair value of the shares and accrued interest within 60 days of the receipt of the dissenting holder's payment demand. If Smithfield Companies fails to commence a proceeding in accordance with the Virginia corporate code, Smithfield Companies must pay the dissenting holder the amount demanded by the dissenting holder. The proceeding must be brought in a Virginia circuit court.

         Dissenting holders should be aware that the fair value of their shares of our common stock, as determined under Article 15 of the Virginia corporate code, could be more than, the same as or less than the merger consideration that would be paid to them under the merger agreement. The costs and expenses of the appraisal proceeding will be determined by the court and assessed against Smithfield Companies, unless the court determines that the dissenting holder did not act in good faith in demanding payment of the fair value of his shares, in which case those costs and expenses may be assessed against the dissenting holder.

         Dissenting holders will only be entitled to receive payment in accordance with Article 15 of the Virginia corporate code and will not be entitled to vote their shares of our common stock or exercise any other rights of a shareholder. A dissenting holder may withdraw his demand only with the consent of Smithfield Companies.

         The shares of any eligible holder who fails to perfect, or effectively withdraws or loses, his right to dissent, as provided in the Virginia corporate code, will be converted into the right to receive the merger consideration of $8.50 per share of our common stock, without interest, in accordance with the merger agreement.

         FAILURE TO FOLLOW THE STEPS REQUIRED BY ARTICLE 15 OF THE VIRGINIA CORPORATE CODE FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS. The preceding discussion summarizes for general information the dissenters' rights provisions of Article 15 of the Virginia corporate code. You are urged to consult Exhibit D, which sets forth in full Article 15 of the
                     ---------
Virginia corporate code. This summary is qualified in its entirety by the full text of Article 15 of the Virginia corporate code, which is incorporated herein by reference.

                             THE MERGER AGREEMENT

         The following is a summary of the material terms of the merger agreement. The summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement as Appendix A and
                                                                  ----------
is incorporated herein by reference.

Structure and Effective Time

         The merger agreement provides for the merger of Acquisition with and into Smithfield Companies upon the terms and subject to the conditions of the merger agreement. Smithfield Companies will survive the merger and continue to exist as a wholly-owned subsidiary of Smithfield Foods. The merger will become effective at the time stated in the articles of merger to be filed with the Virginia State Corporation Commission. We expect to complete the merger within three business days after the conditions to the merger have been satisfied. See "- Conditions to the Merger."

Merger Consideration

         The merger agreement provides that each share of Smithfield Companies' common stock outstanding immediately prior to the effective time of the merger will be converted into and become exchangeable for an amount in cash equal to $8.50, without interest. However, shares of Smithfield Companies' common stock outstanding immediately prior to the effective time of the merger held by shareholders who have perfected their dissenters' rights under Virginia law shall not be converted into and become exchangeable for an amount in cash equal to $8.50, without interest. Rather, the shares of Smithfield Companies' common stock held by any dissenting shareholder shall represent only the right to receive payment of the fair value of such shares in cash as determined under Virginia law. See "Special Factors - Dissenters' Rights."

         All shares of Smithfield Companies' common stock held by Smithfield Foods or Acquisition will be canceled at the effective time of the merger, and no payment will be made for those shares.

Payment Procedures

         Smithfield Foods may, at its election, act as the paying agent for the merger or may select a bank, trust company or shareholder services firm to act as paying agent. The paying agent will make payment of the merger consideration in exchange for certificates representing shares of Smithfield Companies' common stock. If Smithfield Foods does not act as the paying agent, it will provide the paying agent, immediately prior to the effective time of the merger, the cash necessary to pay the merger consideration as and when needed after the merger. Promptly after the merger, the paying agent will send each shareholder of record a letter of transmittal and instructions explaining how to send his or her stock certificates to the paying agent. The paying agent will mail checks for the appropriate merger consideration, minus any withholding of taxes required by law, to Smithfield Companies' shareholders following the paying agent's receipt and processing of Smithfield Companies' stock certificates and properly completed transmittal documents.

Treatment of Stock Options

         Upon the completion of the merger, each option to acquire Smithfield Companies' common stock outstanding immediately prior to the effective time of the merger, whether vested or unvested, will automatically be canceled in return for the right to receive an amount of cash equal to the excess, if any, of $8.50 over the exercise price of such option. Options to acquire Smithfield Companies' common stock outstanding immediately prior to the effective time of the merger that have an exercise price equal to or greater than $8.50 will be canceled without any payment. The surviving corporation in the merger is required under the merger agreement to use its commercially reasonable efforts to provide checks representing any such payments at the closing of the merger.

Representations and Warranties

         The merger agreement contains representations and warranties made by each of the parties to the agreement. None of these representations and warranties will survive beyond the time the merger becomes effective.

         The merger agreement contains customary representations and warranties of Smithfield Companies and Smithfield Foods as to, among other things:

     .   due organization,

     . corporate authorization of the merger agreement and authorization to enter into the transactions contemplated thereby,

     .   the binding effect of the merger agreement,

     . governmental approvals required in connection with the transactions contemplated by the merger agreement,

     .   conflicts, violations and defaults under (1) its charter and bylaws,
         (2) any other agreements or instruments or (3) any judgments, orders or laws resulting from the transactions contemplated by the merger agreement,

     . brokers fees, commissions or similar fees in connection with the transactions contemplated by the merger agreement, and

     . absence of material misstatements in or omissions from the information supplied for use in this proxy statement.

         In addition, the merger agreement contains representations and warranties by Smithfield Companies as to, among other things:

     .   good standing,

     .   capitalization,

     .   filings with the Securities and Exchange Commission,

     . material adverse changes or effects since March 31, 2000, except as disclosed in prior filings with the Securities and Exchange Commission,

     .   pending actions, suits and proceedings,

     .   ownership of tangible assets,

     .   material contracts,

     .   labor matters,

     .   employee benefit plans,

     .   tax matters and compliance with relevant tax laws,

     .   compliance with laws,

     .   transactions with affiliates,

     .   environmental matters,

     .   rights to intangible assets,

     .   accuracy of information supplied,

     .   undisclosed liabilities,

     .   receipt of a fairness opinion from its financial advisor,

     . the required vote of its shareholders to approve the merger agreement and the merger,

     . the applicability of state anti-takeover statutes or of anti-takeover provisions in its organizational documents to Smithfield Foods, Smithfield Companies' common stock and the transactions contemplated by the merger agreement, and

     . the amendment of its shareholder rights agreement to render it inapplicable to the merger agreement and the merger.

         The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to read carefully the articles of the merger agreement entitled "Representations and Warranties."

Covenants; Conduct of Our Business Prior to the Merger

         Smithfield Companies has agreed that, prior to the effective time of the merger, it and its subsidiaries will conduct their respective operations according to their ordinary and usual course of business consistent with past practice and use their reasonable best efforts to preserve intact their business organizations, keep available the services of their officers and employees and preserve their relationships with customers, suppliers and others having business relationships with them. Except as otherwise permitted or disclosed under the merger agreement, Smithfield Companies and its subsidiaries will conduct their business in compliance with restrictions relating to the following:

     .   amending its articles of incorporation or bylaws,

     . issuing capital stock, securities convertible into shares of capital stock or rights to acquire capital stock,

     .   splitting, combining or reclassifying any shares of its capital stock,

     . declaring, setting aside or paying dividends or other distributions, other than the dividend declared by Smithfield Companies' board of directors on March 2, 2001, in an amount equal to $.040 per share of Smithfield Companies' common stock,

     .   incurring or guaranteeing indebtedness,

     .   entering into or modifying contracts,

     .   authorizing capital expenditures,

     .   making loans, advances, capital contributions or investments,

     .   selling securities of third parties,

     . adopting or amending pension, stock, employee benefit and other plans, arrangements and policies for the benefit of any director, officer or employee,

     .   increasing the compensation of officers, employees and directors,

     .   acquiring or disposing of material assets,

     .   amending accounting policies and procedures,

     .   making tax elections and settling material tax liabilities,

     .   paying material claims,

     .   holding meetings of shareholders, and

     . taking actions that would result in any of its conditions to closing not being satisfied.

         The covenants in the merger agreement relating to the conduct of Smithfield Companies' business are complicated and not easily summarized. You are urged to read carefully the section of the merger agreement entitled "Conduct of the Business of Smithfield Companies."

         Other Covenants. The merger agreement contains a number of mutual covenants of Smithfield Companies and Smithfield Foods, including covenants relating to:

     .   cooperating in the preparation and filing of this proxy statement,

     .   providing accurate information for inclusion in this proxy statement,

     . using their respective best efforts to do, or cause to be done, all things required to consummate and make effective the transactions contemplated by the merger agreement, and

     . cooperating in obtaining governmental approvals necessary to the consummation of the merger.

         The merger agreement also contains covenants of Smithfield Companies relating to:

     . causing the trustee of its employee stock ownership plan to comply with the pass-through voting requirements of the employee stock ownership plan,

     . soliciting proxies from its shareholders in favor of the approval of the merger agreement and the merger,

     . redeeming the rights issued in connection with its shareholder rights agreement, amending its shareholder rights agreement and the taking of any action that would allow any person (other than Smithfield Foods or Acquisition) to be the beneficial owner of 15% or more of Smithfield

         Companies' common stock without triggering the provisions of the shareholder rights agreement, and

     . remediating certain environmental matters in accordance with applicable or relevant and appropriate requirements under environmental laws.

         In addition, Smithfield Foods has agreed to vote all of the shares of Smithfield Companies' common stock over which it, directly or indirectly, exercises voting control for approval of the merger agreement and pay to certain non-executive employees of Smithfield Companies a severance benefit in the event the employee is terminated within eight weeks of the effective time of the merger.

No Solicitation

         Prior to the effective time of the merger, Smithfield Companies has agreed not to solicit, initiate or encourage the submission of proposals or offers relating to any acquisition or purchase of all or (other than in the ordinary course of business) a substantial portion of the assets of, or any equity interest in, it or its subsidiaries or any business combination involving it or its subsidiaries. Smithfield Companies has also agreed not to participate in any negotiations regarding, or furnish to any other person any non-public information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person with respect to any such proposals.

         Smithfield Companies may, however, participate in negotiations regarding, or furnish to any other person any non-public information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person with respect to any such proposals in response to an unsolicited written proposal that Smithfield Companies' board of directors believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to Smithfield Companies' shareholders than the proposal described in the merger agreement.

         Smithfield Companies has agreed to promptly advise Smithfield Foods if any proposal, offer, inquiry or contact with any person is made and provide Smithfield Foods with detailed information in connection therewith.

Indemnification

         The merger agreement provides that Smithfield Foods will, for a period of six years following the effective time of the merger, cause Smithfield Companies to maintain all rights of indemnification existing in favor of Smithfield Companies' directors and officers on terms no less favorable than those provided in Smithfield Companies' articles of incorporation and bylaws on the date of the merger agreement with respect to matters occurring prior to the effective time of the merger. See "The Merger - Interests of Our Directors and Executive Officers in the Merger."

Our Board's Recommendation

         Smithfield Companies' board of directors agreed to recommend to its shareholders that they approve the merger agreement and the merger and the transactions contemplated thereby.

Conditions to the Merger

         The parties' respective obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

     . approval of the merger agreement and the merger by Smithfield Companies' shareholders by the requisite vote under Virginia law,

     . no order, decree or injunction shall have been enacted, entered or promulgated that prohibits the consummation of the merger,

     . all notices, reports and other filings required to be made prior to the effective time of the merger with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time of the merger from, any governmental authority shall have been made or obtained and become final, except for those that the failure to make or to obtain are not reasonably likely to (1) have a material adverse effect on Smithfield Foods or Smithfield Companies, as applicable, or (2) provide a reasonable basis to conclude that the parties to the merger agreement or any of their affiliates or directors, officers, agents, advisors or other representatives would be subject to the risk of criminal or material financial liability,

     . each of the consulting agreements with Messrs. Fuller and Pruden shall remain in full force and effect, and

     . all necessary and material governmental, regulatory and third party lender, customer or other clearances, consents, licenses or approvals shall have been received.

          The obligations of Smithfield Companies to consummate the merger are further subject to the following conditions:

     . (1) Smithfield Foods' representations and warranties that are qualified by materiality must be true and correct in all respects at the time the merger is to become effective and Smithfield Foods' representations and warranties not so qualified must be true and correct in all material respects at the time the merger is to become effective, as if made at and as of that time, and (2) Smithfield Foods must have performed in all material respects all of its obligations under the merger agreement required to be performed before the effective time of the merger, and Smithfield Companies must have received a certificate of the president or any vice president of Smithfield Foods to the effect that each of (1) and (2) have been satisfied.

          The obligations of Smithfield Foods to consummate the merger are further subject to the following conditions:

     . during the period from the date of the merger agreement to the effective time of the merger, there must not have occurred any material adverse change in the business, financial condition or results of operations of Smithfield Companies,

     . (1) the representations and warranties made by Smithfield Companies that are qualified by materiality must be true and correct in all respects at the time the merger is to become effective and Smithfield Companies' representations and warranties not so qualified must be true and correct in all material respects at the time the merger is to become effective, as if made at and as of that time, and (2) Smithfield Companies must have performed in all material respects all of its obligations under the merger agreement required to be performed before the effective time of the merger, and Smithfield Foods must have received a certificate of the president or any vice president of Smithfield Companies to the effect that each of (1) and (2) have been satisfied,

     . the holders of not more than ten percent of the shares of Smithfield Companies' common stock entitled to vote at the special meeting shall have provided written notice of their intent to exercise their dissenters' rights pursuant to Virginia law, and

     . Smithfield Foods shall be satisfied, in its sole and absolute discretion, with its due diligence investigation of Smithfield Companies' business, financial condition, results of operations and prospects.

Termination

          The merger agreement may be terminated, and the transactions contemplated by the merger agreement abandoned, at any time prior to the closing of the merger, whether before or after approval of the merger agreement and the merger by Smithfield Companies' shareholders:

     .    by mutual written agreement of Smithfield Companies and Smithfield
          Foods,

     . by either Smithfield Companies or Smithfield Foods if the merger has not become effective on or before September 30, 2001, except that the right to terminate the merger agreement for this reason is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of or resulted in the failure of the merger to become effective by such time,

     . by either Smithfield Companies or Smithfield Foods if there is a final, nonappealable governmental order or other action restraining, enjoining or otherwise prohibiting the merger,

     . by Smithfield Foods if the merger agreement fails to receive the requisite vote of Smithfield Companies' shareholders at the special meeting,

     . by Smithfield Foods if Smithfield Companies materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is not cured within ten business days after Smithfield Companies receives notice of such breach from Smithfield Foods,

     . by Smithfield Foods if Smithfield Companies' board of directors withdraws its recommendation of the merger agreement,

     . by Smithfield Foods if Smithfield Companies' aggregate costs and expenses in connection with certain environmental remediation exceeds $250,000,

     . by Smithfield Companies if Smithfield Foods materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is not cured within ten business days after Smithfield Foods receives notice of such breach from Smithfield Companies, or

     . by Smithfield Companies if it receives a bona fide proposal with respect to the acquisition of all of its outstanding capital stock, or all or substantially all of its assets, that Smithfield Companies' board of directors believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to Smithfield Companies' shareholders than the proposal set forth in the merger agreement, provided that

               . Smithfield Companies complies with its obligation to promptly advise Smithfield Foods of any such proposal, inform Smithfield Foods of all the terms and conditions of any such proposal and furnish Smithfield Foods with copies of any written proposal, and

               . Smithfield Foods does not make, within five business days of receiving notice of such proposal, an offer that Smithfield Companies' board of directors believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to Smithfield Companies' shareholders as such proposal.

          In the event the merger agreement is terminated as described above, no provision of the merger agreement will survive other than provisions relating to
(1) Smithfield Foods' obligation to keep confidential and not to use certain information obtained from Smithfield Companies, (2) each party's obligation to pay all costs and expenses incurred by it in connection the transactions contemplated by the merger agreement and (3) each party's obligation to pay a termination fee to the other party in certain circumstances described below.

Termination Fees and Expenses

          Pursuant to the merger agreement, Smithfield Companies must promptly pay Smithfield Foods (1) a termination fee of $1.0 million and (2) all out-of-pocket expenses incurred by or on behalf of Smithfield Foods in connection with the merger agreement and the merger if the merger agreement is terminated:

     . by Smithfield Foods if the merger has not occurred on or before September 30, 2001, because of the willful failure of Smithfield Companies to fulfill any of its obligations under the merger agreement,

     . by Smithfield Foods because of Smithfield Companies' willful and material breach of any representation, warranty, covenant or agreement that has not been cured within ten business days following receipt of notice of such breach by Smithfield Companies,

     . by Smithfield Foods because of the failure of Smithfield Companies shareholders to approve the merger agreement,

     . by Smithfield Foods if Smithfield Companies' board of directors withdraws its recommendation of the merger agreement, or

     . by Smithfield Foods because Smithfield Companies has received a bona fide proposal with respect to the acquisition of all of its outstanding capital stock, or all or substantially all of its assets, that Smithfield Companies' board of directors believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to Smithfield Companies' shareholders than the proposal set forth in the merger agreement and Smithfield

          Foods does not make at least as favorable a proposal within five business days after receiving notice thereof.

          Pursuant to the merger agreement, Smithfield Companies' liability to Smithfield Foods is limited to Smithfield Foods' proven actual damages, not to exceed $250,000, if Smithfield Foods terminates the merger agreement because:

     . the merger has not occurred on or before September 30, 2001, because of Smithfield Companies' failure (other than a willful failure) to fulfill any of its obligations under the merger agreement, or

     . Smithfield Companies materially breaches (other than in connection with a willful breach) any representation, warranty, covenant or agreement contained in the merger agreement, and such breach has not been cured within ten business days following Smithfield Companies' receipt of notice of such breach.

          Pursuant to the merger agreement, Smithfield Foods must promptly pay Smithfield Companies (1) a termination fee of $1.0 million and (2) all out-of-pocket expenses incurred by or on behalf of Smithfield Companies in connection with the merger agreement and the merger if the merger agreement is terminated:

     . by Smithfield Companies if the merger has not occurred on or before September 30, 2001, because of the willful failure of Smithfield Foods to fulfill any of its obligations under the merger agreement, or

     . by Smithfield Companies because of Smithfield Foods' willful and material breach of any representation, warranty, covenant or agreement that has not been cured within ten business days following receipt of notice of such breach by Smithfield Foods.

          Pursuant to the merger agreement, Smithfield Foods' liability to Smithfield Companies is limited to Smithfield Companies' proven actual damages, not to exceed $250,000, if Smithfield Companies terminates the merger agreement because:

     . the merger has not occurred on or before September 30, 2001, because of Smithfield Foods' failure (other than a willful failure) to fulfill any of its obligations under the merger agreement, or

     . Smithfield Foods materially breaches (other than in connection with a willful breach) any representation, warranty, covenant or agreement contained in the merger agreement, and such breach has not been cured within ten business days following Smithfield Foods' receipt of notice of such breach.

          Other than as set forth above, (1) neither party will be entitled to seek other damages or remedies from the other party in connection with the termination of the merger agreement and (2) the parties to the merger agreement will each bear their respective costs and expenses related to the merger agreement and the merger.

                               VOTING AGREEMENTS

          Concurrently with the execution of the merger agreement, Richard S. Fuller, Peter D. Pruden, III and James L. Cresimore, each a director of Smithfield Companies, entered into voting agreements under which, among other things, each such person agreed to vote all shares of Smithfield Companies common stock over which they exercise voting control for approval of the merger. A total of 1,201,932 shares of Smithfield Companies' common stock, representing in the aggregate approximately 57 percent of the outstanding shares of Smithfield Companies' common stock, are subject to the voting agreements. Combined with the shares of Smithfield Companies' common stock beneficially owned by SF Investments, Inc., a wholly-owned subsidiary of Smithfield Foods, shares representing approximately 77 percent of the total outstanding shares of Smithfield Companies' common stock have agreed to vote in favor of the merger. Accordingly, we expect that the merger agreement will be approved at the special meeting, without the votes of any additional shareholders.

          The voting agreements terminate automatically upon the termination of the merger agreement and the payment of any amounts payable by Smithfield Companies to Smithfield Foods in connection with any such termination. The foregoing summary is qualified in its entirety by reference to the voting agreements, the form of which is attached to this proxy statement as Appendix C
                                                                     ----------
and is incorporated herein by reference.

                        The Smithfield Companies, Inc.
                   SELECTED HISTORICAL FINANCIAL INFORMATION



                                                          For the Nine Months                    For the Year
                                                          Ended December 31                     Ended March 31
(in thousands, except per share amounts)                  2000         1999                    2000        1999
                                                       -------------------------         ---------------------------
Income Statement Data:
Net sales                                                   $17,157     $16,925              $20,021      $21,195
Cost of goods sold                                           11,453      11,175               13,227       13,773
                                                       -------------------------         ---------------------------
      Gross profit                                            5,704       5,750                6,794        7,422
Other operating revenue                                          33          55                   74           80
Selling, general and administrative expenses                  4,724       4,577                5,808        5,600
                                                       -------------------------         ---------------------------
       Operating income                                       1,013       1,228                1,060        1,902
Other income                                                    390         267                  359          264
Interest expense                                               (121)        (99)                (133)          (9)
                                                       -------------------------         ---------------------------
       Income from continuing operations
                                                       -------------------------         ---------------------------
         before income taxes                                  1,282       1,396                1,286        2,157
Income taxes                                                    395         438                  377          695
                                                       -------------------------         ---------------------------
        Net income                                          $   887     $   958              $   909      $ 1,462
                                                       =========================         ===========================

Diluted earnings per share                                  $  0.41     $  0.42              $  0.40      $  0.62
                                                       =========================         ===========================

                                                       =========================         ===========================
Dividends per share of common stock                         $  0.16     $  0.15              $  0.19      $  0.13
                                                       =========================         ===========================

                                                       =========================         ===========================

Balance Sheet Data (at year end):

Working Capital                               $10,910     $11,213        $11,103      $12,038
Total Assets                                   20,495      20,062         19,102       20,160
Long-term debt                                  2,800       2,800          2,800        2,800
Stockholders' equity                           15,272      15,172         14,977       15,741


              COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

         Since _________, our common stock has traded on the OTC Bulletin Board under the symbol "HAMS.OB." Prior to _________, our common stock traded on the Nasdaq SmallCap Market under the symbol "HAMS." The table below sets forth the high and low sales price, and dividends paid, per share for each quarterly period for the two most recent fiscal years and for the current fiscal year to date as reported by the OTC Bulletin Board and Nasdaq. These prices do not include adjustments for retail markups, markdowns or commissions.


                                                                      High            Low              Dividends
                                                                      ----            ---              ---------
Fiscal Year Ending March 31, 2002
      First Quarter (through May __, 2001).......................     9               6 1/8            $0.040

Fiscal Year Ending March 31, 2001
      Fourth Quarter.............................................     6 3/4           6                $0.035
      Third Quarter..............................................     6 1/2           6                $0.035
      Second Quarter.............................................     6 1/2           6                $0.040
      First Quarter..............................................     6 1/2           6                $0.040

Fiscal Year Ended March 31, 2000
      Fourth Quarter.............................................     8               7 1/8            $0.035
      Third Quarter..............................................     8 7/8           7 7/16           $0.085
      Second Quarter.............................................     8 1/8           7 1/2            $0.035
      First Quarter..............................................     7 1/4           6 5/8            $0.035

            STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

         The following table shows, as of ____________, 2001 (unless otherwise indicated), the direct and indirect beneficial ownership of Smithfield Companies' common stock by each director of Smithfield Companies; all directors as a group; and all persons beneficially owing more than 5% of Smithfield Companies' common stock (based upon filings with the SEC and to Smithfield Companies' knowledge):

Name and Address                                  Shares of Stock             Percent of
of Beneficial Owner                               Beneficially Owned          Class
-----------------------------------------------------------------------------------------
Bernard C. Baldwin, III
800 Main Street, Suite 400
Lynchburg, VA 24505........................          15,000 (1)                  *

Frank H. Buhler
P.O. Box 680
Lynchburg, VA 24505........................          30,040 (2)                1.4%

James L. Cresimore
P.O. Box 17743
Raleigh, NC 27619..........................         514,236 (3)               23.1%

Richard S. Fuller
311 County Street
Portsmouth, VA 237045......................         377,066 (4)               16.9%

R. Scott Morgan
5716 High Street West
Portsmouth, VA 23703.......................           2,667                      *

Peter D. Pruden, III
311 County Street
Portsmouth, VA 237045......................         392,030 (5)               17.6%

All Directors and Executive Officers
  as a Group (6 Persons)...................       1,331,039                   59.7%

SF Investments, Inc.
1105 North Market Street
Wilmington, DE 19899.......................         428,496 (6)               19.2%

Quest Advisory Corp.
1414 Avenue of the Americas
New York, NY 10019.........................         148,400                    6.7%

___________

       (*)  Less than 1%.

     (1)  Includes 10,000 shares subject to presently exercisable options.

     (2) Includes 9,960 shares owned by Mr. Buhler's wife as to which Mr. Buhler disclaims beneficial ownership and as to which Mr. Buhler's wife has sole voting power and investment power. Includes 10,000 shares subject to presently exercisable stock options.

     (3) Includes 7,000 shares owned by Mr. Cresimore's wife as to which Mr. Cresimore disclaims beneficial ownership and as to which Mr. Cresimore's wife has sole voting power and investment power. Includes 10,000 shares subject to presently exercisable stock options.

     (4) Includes 35,000 shares subject to presently exercisable stock options and 400 shares owned by Mr. Fuller's wife as to which Mr. Fuller disclaims beneficial ownership and as to which Mr. Fuller's wife has sole voting power and investment power. Includes 17,666 shares in which Mr. Fuller had a vested interest pursuant to Smithfield Companies' Employee Stock Ownership Plan over which he exercises voting power but as to which he does not exercise dispositive power.

     (5) Includes 25,000 shares subject to presently exercisable stock options and 4,000 shares held as custodian under the Uniform Gift to Minors Act. Includes 14,454 shares in which Mr. Pruden had a vested interest pursuant to Smithfield Companies' Employee Stock Ownership Plan over which he exercises voting power but as to which he does not exercise dispositive power.

     (6) SF Investments, Inc. is a wholly-owned subsidiary of Smithfield Foods. Other than SF Investments, neither Smithfield Foods, nor any of its directors or executive officers, beneficially owns any shares of Smithfield Companies' common stock.

     There have been no transactions in Smithfield Companies' common stock by either of Smithfield Foods or its executive officers or directors within the past 60 days.

            SMITHFIELD COMPANIES' DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth (1) the names of each of Smithfield Companies' current directors and executive officers, (2) information regarding their current positions with Smithfield Companies and their period of service in such positions and (3) their business experience for the past five years. The business address of each of the individuals listed below is 311 County Street, Portsmouth, Virginia 23704. All of the individuals listed below are citizens of the United States. Neither Smithfield Companies nor any of its current executive officers or directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to these laws.


                             Present Position(s) with Smithfield Companies and
Name                          Principal Occupation During the Last Five Years
----                          -----------------------------------------------

James L Cresimore        Chairman of the Board; Chairman of Allegiance Brokerage
                         Company, Raleigh, North Carolina.

Richard S. Fuller        President, Chief Executive Officer and Director,
                         Smithfield Companies.

Bernard C. Baldwin, III  Director; Partner with the law firm of Edmunds &
                         Williams, P.C., Lynchburg, Virginia.

Frank H. Buhler          Director; Chairman and Chief Executive Officer of Old
                         Dominion Box Co., Inc., Lynchburg, Virginia.

Peter D. Pruden, III     Director, Executive Vice President and Secretary,
                         Smithfield Companies.

R. Scott Morgan          Director; President and Senior Loan Officer of
                         TowneBank, Portsmouth, Virginia.

Mark D. Bedard           Chief Financial Officer and Treasurer, Smithfield
                         Companies.

              SMITHFIELD FOODS' DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth (1) the names of each of Smithfield Foods' current directors and executive officers, (2) information regarding their current positions with Smithfield Foods and their period of service in such positions and (3) their business experience for the past five years. The business address of each of the individuals listed below is 200 Commerce Street, Smithfield, Virginia 23430. All of the individuals listed below are citizens of the United States. Neither Smithfield Foods nor any of its current executive officers or directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to these laws.


                                  Present Position(s) with Smithfield Foods and
Name                             Principal Occupation During the Last Five Years
----                             -----------------------------------------------

Robert L. Burrus, Jr.        Director; Partner in the law firm of McGuireWoods
                             LLP, Richmond, Virginia.

Carol T. Crawford            Director; Distinguished Visiting Professor of Law
                             at George Mason University School of Law, formerly
                             Commissioner of the U.S. International Trade
                             Commission from 1991 until 2000 and Assistant
                             Attorney General of the United States from 1989 until 1991.

Ray A. Goldberg              Director; Moffett Professor of Agriculture and
                             Business, Emeritus, Harvard Business School.

George E. Hamilton, Jr.      Director; Retired, President and Chief Operating
                             Officer of The Smithfield Packing Company,
                             Incorporated, a wholly-owned subsidiary of
                             Smithfield Foods, prior to June, 1994.


Lewis R. Little              President and Chief Operating Officer, The
                             Smithfield Packing Company, Incorporated and Lykes
                             Meat Group, Inc.

Joseph W. Luter, III         Chairman of the Board, President and Chief
                             Executive Officer of Smithfield Foods since June
                             2000 and prior to 1995; Chairman of the Board and Chief Executive Officer of Smithfield Foods between
                             May 1995 and June 2000.


Wendell H. Murphy            Director; Private Investor; formerly Chairman of
                             the Board and Chief Executive Officer of Murphy
                             Farms, Inc., Rose Hill, North Carolina, a hog producer, prior to Smithfield Foods' purchase of such business in January 2000.

C. Larry Pope                Vice President and Chief Financial Officer,
                             Smithfield Foods, Inc.

Richard J.M. Poulson         Vice President, General Counsel and Senior Advisor
                             to the Chairman, Smithfield Foods, Inc.

William H. Prestage          Director; Chairman of the Board, President and
                             Chief Executive Officer of Prestage Farms, Inc.,
                             Clinton, North Carolina, a hog and turkey producer.

                                  Present Position(s) with Smithfield Foods and
         Name                    Principal Occupation During the Last Five Years
         ----                    ----------------------------------------------

Joseph B. Sebring            President and Chief Operating Officer, John Morrell
                             & Co.

Melvin O. Wright             Director; Advisor to PrimeCorp Finance, a Paris
                             merchant bank; Prior to 1992 a Senior Vice
                             President and Director of Dean Witter Reynolds (now
                             Morgan Stanley Dean Witter)

                             SHAREHOLDER PROPOSALS

     If for any reason the merger agreement is terminated (other than in connection with Smithfield Companies' execution of an agreement relating to a more favorable proposal), Smithfield Companies will hold its annual meeting of shareholders for 2001 as soon as possible following the termination of the merger agreement. Any proposal that a Smithfield Companies shareholder wishes to have included in Smithfield Companies' proxy materials for any such annual meeting of shareholders to be held in 2001 must be received at the main office of Smithfield Companies at 311 County Street, Suite 203, Portsmouth, Virginia 23704-3716, a reasonable time before Smithfield Companies begins to print and mail its proxy materials. Smithfield Companies' board of directors reviews each proposal received to determine if it satisfies the criteria established by Smithfield Companies' bylaws and applicable law for inclusion in Smithfield Companies' proxy materials.

                      WHERE YOU CAN FIND MORE INFORMATION

     Both Smithfield Companies and Smithfield Foods are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Smithfield Companies and Smithfield Foods file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the SEC. You may also obtain filed documents from commercial document retrieval services (some of which also provide on-line delivery).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows Smithfield Companies to "incorporate by reference" information into this proxy statement. This means that Smithfield Companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement, except for any information that is superseded by information that is included directly in this document.

     Smithfield Companies incorporates by reference into this proxy statement the portions of the documents referenced below that it has filed with the SEC (File No. 0-17084). They contain important information about Smithfield Companies and its financial condition.

Smithfield Companies' SEC
Filings                                              Period
----------------------------                       ------------
Consolidated Balance Sheets, Statements of
 Income and Statements of Cash Flows included
 in the Annual Report on Form 10-K............     For the fiscal year ended March 31, 2000, as filed on
                                                   June 27, 2000

Condensed Consolidated Balance Sheets,
 Statements of Income and Statements of Cash
 Flows included in the Quarterly Reports on
 Form 10-Q....................................     For the fiscal quarters ended June 30, 2000,
                                                   September 30, 2000, and December 31, 2000, as filed
                                                   on August 14, 2000, November 14, 2000 and February
                                                   5, 2001, respectively

Current Reports on Form 8-K...................     Filed on April 27, 2001, and May 4, 2001

Proxy Statement on Schedule 14A...............     Filed on June 27, 2000


     Any statement contained in a document incorporated or deemed to be incorporated by reference in this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this proxy statement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement.

     Any person receiving a copy of this proxy statement may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in those documents by reference). Requests should be directed to: Secretary, The Smithfield Companies, The Smithfield Companies Building, Suite 203, 311 County Street, Portsmouth, Virginia 23704-3716. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

     WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANY THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR IN THE DOCUMENTS WE HAVE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     THE INFORMATION CONTAINED IN THIS PROXY STATEMENT SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS PROXY STATEMENT UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.


             [THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                            SMITHFIELD FOODS, INC.,

                             TSCI ACQUISITION, INC.

                                      AND

                         THE SMITHFIELD COMPANIES, INC.

                           Dated as of April 30, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE I DEFINITIONS...................................................... A-1
  Section 1.1.Agreement.................................................... A-1
  Section 1.2.Certificates................................................. A-1
  Section 1.3.Closing; Closing Date........................................ A-1
  Section 1.4.Code......................................................... A-1
  Section 1.5.Company...................................................... A-1
  Section 1.6.Company Benefit Plan......................................... A-1
  Section 1.7.Company Common Stock......................................... A-1
  Section 1.8.Company Group................................................ A-1
  Section 1.9.Company SEC Reports.......................................... A-2
  Section 1.10.Confidentiality Agreement................................... A-2
  Section 1.11.Consulting Agreements....................................... A-2
  Section 1.12.Contracts................................................... A-2
  Section 1.13.Dissenting Shares........................................... A-2
  Section 1.14.Effective Time.............................................. A-2
  Section 1.15.ERISA....................................................... A-2
  Section 1.16.Exchange Act................................................ A-2
  Section 1.17.Ewing....................................................... A-2
  Section 1.18.Funded Debt................................................. A-2
  Section 1.19.GAAP........................................................ A-2
  Section 1.20.Governmental Authority...................................... A-2
  Section 1.21.IRS......................................................... A-2
  Section 1.22.Knowledge of the Company.................................... A-2
  Section 1.23.Law......................................................... A-2
  Section 1.24.Material Adverse Effect..................................... A-2
  Section 1.25.Merger...................................................... A-2
  Section 1.26.Merger Consideration........................................ A-3
  Section 1.27.Merger Subsidiary........................................... A-3
  Section 1.28.Nasdaq...................................................... A-3
  Section 1.29.Parent...................................................... A-3
  Section 1.30.Partnership; Partnerships................................... A-3
  Section 1.31.Paying Agent................................................ A-3
  Section 1.32.Permits..................................................... A-3
  Section 1.33.Plan of Merger.............................................. A-3
  Section 1.34.Proxy Statement............................................. A-3
  Section 1.35.Rights; Rights Agreement.................................... A-3
  Section 1.36.SEC......................................................... A-3
  Section 1.37.Securities Act.............................................. A-3
  Section 1.38.Special Meeting............................................. A-3
  Section 1.39.Subsidiary; Subsidiaries.................................... A-3
  Section 1.40.Taxes....................................................... A-3
  Section 1.41.Tax Returns................................................. A-4
  Section 1.42.VSCA........................................................ A-4

ARTICLE II THE MERGER...................................................... A-4
  Section 2.1.The Merger................................................... A-4
  Section 2.2.Exchange of Certificates..................................... A-4
  Section 2.3.Dissenting Shares............................................ A-5

                          AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of April 30, 2001, by and among SMITHFIELD FOODS, INC., a Virginia corporation ("Parent"), TSCI ACQUISITION, INC., a Virginia corporation and wholly owned subsidiary of Parent ("Merger Subsidiary") and THE SMITHFIELD COMPANIES, INC., a Virginia corporation (the "Company").

                                    RECITALS
                                    --------

          WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have determined that it is in the best interests of their respective shareholders that the businesses and operations of the Company and Parent be combined; and

          WHEREAS, the parties have determined that the most practical manner to give effect to such combination is through the merger of Merger Subsidiary with and into the Company (the "Merger"), with the Company to be the surviving corporation of such Merger; and

          WHEREAS, pursuant to the Merger, each outstanding share of Company Common Stock (as hereinafter defined) will be converted into the right to receive the Merger Consideration (as hereinafter defined) upon the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the premises, which are incorporated into and made part of this Agreement, and of the mutual representations, warranties, covenants, agreements and conditions set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

       Section 1.1. Agreement. "Agreement" shall mean this Agreement and Plan of Merger, together with the Plan of Merger and other Exhibits attached hereto, as amended from time to time in accordance with the terms hereof.

       Section 1.2. Certificates. "Certificates" shall have the meaning given in Section 2.2 hereof.

       Section 1.3. Closing; Closing Date. "Closing" shall mean the closing conference held pursuant to Section 3.2 hereof, and "Closing Date" shall mean the date on which the Closing occurs.

       Section 1.4. Code. "Code" shall mean, as appropriate, the Internal Revenue Code of 1954 or of 1986, each as amended.

       Section 1.5. Company. "Company" shall mean The Smithfield Companies, Inc., a Virginia corporation.

       Section 1.6. Company Benefit Plan. "Company Benefit Plan" shall have the meaning given in Section 5.12 hereof.

       Section 1.7. Company Common Stock. "Company Common Stock" shall mean the common stock, no par value, of the Company.

       Section 1.8. Company Group. "Company Group" shall mean the Company, its Subsidiaries and the Partnerships in which it has an interest.

       Section 1.9. Company SEC Reports. "Company SEC Reports" shall mean (a) the Company's Annual Reports on Form 10-K for the fiscal years ended March 31, 1998, March 31, 1999 and March 31, 2000, and (b) all documents filed by the Company with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act, any definitive proxy statements filed pursuant to Section 14 of the Exchange Act and any report filed pursuant to Section 15(d) of the Exchange Act following the filing of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

       Section 1.10. Confidentiality Agreement. "Confidentiality Agreement" shall mean the letter agreement, dated February 28, 2001, between Parent and the Company.

       Section 1.11. Consulting Agreements. "Consulting Agreements" shall mean the agreements, dated as of the date hereof and effective as of the Effective Time, between Parent and each person listed on Exhibit 1.11A attached hereto, which agreements are in the form of Exhibit 1.11B attached hereto.

       Section 1.12. Contracts. "Contracts" shall mean contracts, agreements, leases, licenses, arrangements, understandings and commitments, whether written or oral.

       Section 1.13. Dissenting Shares. "Dissenting Shares" shall have the meaning given in Section 2.3 hereof.

       Section 1.14. Effective Time. "Effective Time" shall have the meaning given in Section 3.1 hereof.

       Section 1.15. ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

       Section 1.16. Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

       Section 1.17. Ewing. "Ewing" shall mean Ewing Monroe Bemiss & Co., financial advisors to the Company.

       Section 1.18.  Funded Debt. "Funded Debt" shall have the meaning given in
Section 6.1 hereof.

       Section 1.19. GAAP. "GAAP" shall mean generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statement.

       Section 1.20. Governmental Authority. "Governmental Authority" shall mean any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court, in each case whether of the United States, any of its possessions or territories, or of any foreign nation.

       Section 1.21.  IRS. "IRS" shall mean the Internal Revenue Service.

       Section 1.22. Knowledge of the Company. "Knowledge of the Company" shall mean the actual knowledge of those officers and employees of the Company identified on Exhibit 1.22 attached hereto.

       Section 1.23. Law. "Law" shall mean any federal, state, provincial, local or other law or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder.

       Section 1.24. Material Adverse Effect. "Material Adverse Effect" shall mean, with respect to any entity or group of entities, an adverse effect (or any development which, insofar as reasonably can be foreseen, is reasonably likely to have an adverse effect), on the business, assets, financial or other condition, results of operations or prospects of such entity or group of entities taken as a whole, which exceeds $500,000.

       Section 1.25.  Merger. "Merger" shall have the meaning given in Section
2.1 hereof.

       Section 1.26. Merger Consideration. "Merger Consideration" shall have the meaning given in Section 2.1 hereof.

       Section 1.27. Merger Subsidiary. "Merger Subsidiary" shall mean TSCI Acquisition, Inc., a Virginia corporation and wholly-owned subsidiary of Parent.

       Section 1.28.  Nasdaq. "Nasdaq" shall mean The Nasdaq SmallCap Market.

       Section 1.29. Parent. "Parent" shall mean Smithfield Foods, Inc., a Virginia corporation.

       Section 1.30. Partnership; Partnerships. "Partnership" shall mean (a) any limited or general partnership, joint venture or other business association, other than a Subsidiary, in which the Company has a direct or indirect interest and (b) each other such entity with respect to which the Company has any obligation or made any commitment to acquire any such interest described in clause (a) (collectively, "Partnerships"), all of such Partnerships of the Company being listed on Exhibit 1.30 attached hereto.

       Section 1.31. Paying Agent. "Paying Agent" shall mean Parent or, at Parent's election, a nationally recognized bank, trust company or shareholder services firm (including each of Parent and the Company's transfer agents).

       Section 1.32. Permits. "Permits" shall mean permits, licenses and governmental authorizations, registrations and approvals.

       Section 1.33. Plan of Merger. "Plan of Merger" shall mean the plan of merger of Merger Subsidiary with and into the Company, in substantially the form attached hereto as Exhibit 1.33.

       Section 1.34. Proxy Statement. "Proxy Statement" shall mean the Proxy Statement of the Company distributed to the shareholders of the Company in connection with the Special Meeting.

       Section 1.35. Rights; Rights Agreement. "Rights" shall mean the preferred share purchase rights issued by the Company pursuant to the Amended and Restated Rights Agreement, dated as of August 16, 1991 (the "Rights Agreement"), between the Company and The Riggs National Bank of Washington, D.C., as rights agent.

       Section 1.36.  SEC. "SEC" shall mean the Securities and Exchange
Commission.

       Section 1.37. Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

       Section 1.38. Special Meeting. "Special Meeting" shall mean the special meeting of shareholders of the Company called pursuant to Section 3.1 hereof to consider and approve the transactions contemplated herein, and any adjournments thereof.

       Section 1.39. Subsidiary; Subsidiaries. "Subsidiary" shall mean (a) each corporate entity with respect to which the Company has the right to vote (directly or indirectly through one or more other entities or otherwise) shares representing 50% or more of the votes eligible to be cast in the election of directors of such entity, (b) each other corporate entity that constitutes a "significant subsidiary," as defined in Rule 1-02 of Regulation S-X adopted under the Exchange Act, of the Company and (c) each other corporate entity with respect to which the Company has any obligation or made any commitment to acquire any such entity described in clauses (a) and (b) (collectively, "Subsidiaries"), all of the Subsidiaries of the Company being listed on Exhibit
1.39 attached hereto.

       Section 1.40. Taxes. "Taxes" shall mean any and all taxes, fees, levies, imposts, duties, assessments, withholdings and other charges of any kind imposed or required to be collected by or paid over to any Governmental Authority, including any interest, penalties, fines, assessments or additions imposed in respect of the foregoing, or in respect of any failure to comply with any requirement regarding Tax Returns.

       Section 1.41. Tax Returns. "Tax Returns" shall mean any report, return, information statement, payee statement or other information required to be provided to any Governmental Authority, or otherwise retained, with respect to Taxes or Company Benefit Plans.

       Section 1.42. VSCA. "VSCA" shall mean the Virginia Stock Corporation Act, as amended.

                                   ARTICLE II

                                   THE MERGER

       Section 2.1.  The Merger.
                     ----------

          (a) Parent has formed Merger Subsidiary as a wholly-owned subsidiary under the laws of the Commonwealth of Virginia. Subject to the terms and conditions of this Agreement, Parent will cause Merger Subsidiary to execute and deliver the Plan of Merger, and Parent, as the sole shareholder of Merger Subsidiary, will approve the execution, delivery and performance of the Plan of Merger by Merger Subsidiary.

          (b) Subject to the terms and conditions of this Agreement and the Plan of Merger, at the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the provisions of, and with the effects provided in, Section 13.1-721 of the VSCA (the "Merger"). The Company shall be the surviving corporation resulting from the Merger (hereinafter sometimes referred to as the "Surviving Corporation") and as a result shall become a wholly-owned subsidiary of Parent and shall continue to be governed by the laws of the Commonwealth of Virginia. The Plan of Merger provides for the terms and conditions of the Merger, which terms and conditions are incorporated herein and made a part of this Agreement by reference.

          (c) Pursuant to the Merger, each share of Company Common Stock (and the associated Right) outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock (and the associated Rights) held by Parent or Merger Subsidiary, which shares (and the associated Rights) shall be canceled in the Merger, and (ii) Dissenting Shares (and the associated Rights)) shall be converted into and become exchangeable for an amount in cash equal to $8.50 per share (the "Merger Consideration").

          (d) Pursuant to the Merger, each share of the common stock, no par value per share of Merger Subsidiary, outstanding immediately prior to the Effective Time shall automatically be converted into one fully paid and non-assessable common share, no par value per share, of the Surviving Corporation. Such shares shall thereafter constitute all of the issued and outstanding shares of the Surviving Corporation.

          (e) The Articles of Incorporation and Bylaws of the Surviving Corporation shall be amended and restated at the Effective Time in the form of the Articles of Incorporation and Bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time.

          (f) At the Effective Time, the persons who are directors and officers of Merger Subsidiary at the Effective Time will become the directors and officers of the Surviving Corporation.

          (g) Parent and the Company agree to use their best efforts to cause the Merger to be consummated in accordance with the terms of the Plan of Merger.

       Section 2.2.  Exchange of Certificates.

          (a) Prior to the Effective Time, Parent shall appoint the Paying Agent to act as the Paying Agent in connection with the Merger. From and after the Effective Time, each holder of a certificate which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") shall be entitled to receive in exchange therefor, upon surrender thereof to the Paying Agent, a check representing the Merger Consideration to which such holder shall have become entitled pursuant to
Section 2.1(c) hereof. Immediately prior to the Effective Time, Parent will deliver to the Paying Agent, in trust for the benefit of the holders of Company Common Stock, cash in the amount of the Merger Consideration payable pursuant to
Section 2.1(c) hereof.

          (b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of the Company Common Stock as of the Effective Time, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the Merger Consideration to which such holder shall have become entitled pursuant to Section 2.1(c) hereof, and such Certificate shall forthwith be canceled. If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of a check representing cash to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.2, each Certificate shall represent for all purposes only the right to receive the Merger Consideration as provided in Section 2.1 hereto, without any interest thereon.

          (c) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration due to such person as provided in Section 2.1 of this Agreement.

          (d) Parent shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of any other Tax Law. To the extent that amounts are so withheld, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made and (ii) Parent shall provide, or cause the Paying Agent to provide, to the holders of such Certificates written notice of the amounts so deducted or withheld.

          (e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of the Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent or the Company for transfer, they shall be canceled and exchanged for the Merger Consideration as described in Sections 2.1 and 2.2 hereof and in accordance with the Plan of Merger.

          (f) Any cash delivered to the Paying Agent for payment of the Merger Consideration that remains unclaimed by the former shareholders of the Company for 180 days following the Effective Time shall be delivered by the Paying Agent to Parent. Any former shareholders of the Company who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent for satisfaction of their claim for the consideration set forth in the Plan of Merger, without any interest thereon. Notwithstanding the foregoing, neither Parent nor the Company shall be liable to any holder of shares of the Company Common Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

       Section 2.3. Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who have perfected their dissenters' rights in accordance with and as contemplated by Article 15 of the VSCA (collectively, "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration. Such shares instead shall, from and after the Effective Time, represent only the right to receive payment of the fair value of such shares in cash as determined pursuant to Article 15 of the VSCA; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the VSCA and surrendered to the Company the Certificate or Certificates representing the shares for which a demand of payment is being made. In the event that after the Effective Time a dissenting shareholder of the Company fails to perfect, or effectively withdraws or loses, his dissenters' rights with respect to his shares, Parent shall, or shall cause the Paying Agent to, issue and deliver the consideration to which such holder of shares of Company Common Stock would be entitled under this Article II, without interest, had such shareholder not exercised dissenters' rights with respect to such shares, upon surrender by such holder of the Certificate or Certificates representing all shares of Company Common Stock held by him.

                                   ARTICLE III

                          SHAREHOLDER APPROVAL; CLOSING

       Section 3.1.  Shareholder Approval.

          (a) This Agreement and the Plan of Merger shall be submitted for consideration and approval to the holders of shares of Company Common Stock at the Special Meeting. Each of the shareholders of the Company identified in
Exhibit 3.1A hereto, being the holders of an aggregate 56% of the outstanding shares of Company Common Stock, has duly executed and delivered to Parent a letter agreement in the form of Exhibit 3.1B hereto with respect to, among other things, such shareholder's agreement to vote all shares of Company Common Stock over which such shareholder exercises voting control for approval of this Agreement and the Plan of Merger at the Special Meeting.

          (b) The Company shall endeavor to hold the Special Meeting as soon as practicable after the date hereof. The Board of Directors of the Company shall recommend that shareholders approve this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby, and such recommendation shall be contained in the Proxy Statement. On the first business day on or by which
(i) this Agreement and the Plan of Merger have been duly approved by the requisite vote of the holders of shares of Company Common Stock, and (ii) the Closing of the transactions contemplated by this Agreement and the Plan of Merger shall have occurred, or such later date as shall be agreed upon by Parent and the Company, (x) articles of merger shall be filed in accordance with the VSCA and (y) the Merger shall become effective in accordance with the terms of the Plan of Merger at the time and date contemplated therein (such time and date being referred to herein as the "Effective Time").

       Section 3.2. Time and Place of Closing. The Closing of the transactions contemplated by this Agreement and the Plan of Merger will take place at a time and date mutually agreed upon by the parties hereto, which shall be no later than the third business day following the date on which all of the conditions to the obligations of the parties hereunder set forth in Article VII hereof have been satisfied or waived. The place of Closing shall be at the offices of Hunton & Williams, 951 East Byrd Street, Richmond, Virginia or such other place as may be mutually agreed upon by the parties hereto.

                                   ARTICLE IV

         REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

               Parent and Merger Subsidiary represent and warrant to the Company as follows:

       Section 4.1.  Organization and Authority.

          (a) Each of Parent and Merger Subsidiary is duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

       Section 4.2. Authority Relative to this Agreement. The execution, delivery and performance of this Agreement and of all of the other documents and instruments required hereby by Parent and Merger Subsidiary are within the corporate power of Parent and Merger Subsidiary. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Parent and Merger Subsidiary, and by Parent as the sole shareholder of Merger Subsidiary, and no other corporate proceedings on the part of Parent and Merger Subsidiary are necessary to authorize this Agreement or to consummate the transactions contemplated herein. This Agreement and all of the other documents and instruments required hereby have been or will be duly and validly executed and delivered by Parent and Merger Subsidiary and (assuming the due authorization, execution and delivery hereof and thereof by the Company) constitute or will constitute valid and binding agreements of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

       Section 4.3. Consents and Approvals; No Violations. Except for (a) any applicable requirements of the Securities Act, the Exchange Act and any applicable filings under state securities, "Blue Sky" or takeover laws, (b) the filing and recordation of articles of merger as required by the VSCA and (c) those required filings, registrations, consents and approvals listed on Exhibit
4.3 attached hereto, no filing or registration with, and no permit, authorization, consent or approval of, any public body or authority is necessary or required in connection with the execution and delivery of this Agreement by Parent and Merger Subsidiary or for the consummation by Parent and Merger Subsidiary of the transactions contemplated by this Agreement. Assuming that all filings, registrations, permits, authorizations, consents and approvals contemplated by the immediately preceding sentence have been duly made or obtained, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby by Parent and Merger Subsidiary will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or bylaws of Parent or Merger Subsidiary, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or otherwise result in any diminution of any of the rights of Parent or Merger Subsidiary with respect to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, Contract or other instrument or obligation to which Parent or Merger Subsidiary is a party or by which either of them or any of their properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Subsidiary or any of their properties or assets except, in the case of clauses (ii) or (iii) above, for violations, breaches or defaults that would not have a Material Adverse Effect on Parent or Merger Subsidiary and that will not prevent or delay the consummation of the transactions contemplated hereby.

       Section 4.4. Information Supplied. None of the information with respect to Parent and its affiliates supplied in writing by Parent specifically for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments thereof or supplements thereto, and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

       Section 4.5. Fees and Expenses of Brokers and Others. Neither Parent nor any of its affiliates (a) has had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, (b) is committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement or (c) has retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement.

                                    ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

               The Company represents and warrants to Parent and Merger Subsidiary as follows:

       Section 5.1. Organization and Authority of the Company Group. Each member of the Company Group is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each member of the Company Group has full corporate, limited liability or partnership power to carry on its respective business as it is now being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such properties and assets now are owned, operated or held. Each member of the Company Group is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect on the Company Group. Exhibit
1.39 constitutes a true and complete list of all of the Subsidiaries of the Company and Exhibit 1.30 constitutes a true and complete list of all of the Partnerships in which the Company has an interest. The copies of the Articles of Incorporation and Bylaws of the Company that have been delivered to Parent are complete and correct and in full force and effect on the date hereof.

       Section 5.2. Capitalization. The Company's authorized equity capitalization consists of 5,000,000 shares of Company Common Stock, no par value per share, and 250,000 shares of preferred stock, $100.00 par value per share. As of the close of business on April 26, 2001, (i) 2,144,593 shares of Company Common Stock and no shares of the Company's preferred stock were issued and outstanding, and (ii) 164,500 shares of Company Common Stock were subject to outstanding options issued pursuant to the Company's stock option plan (the "Option Plan"). Such shares of Company Common Stock constituted all of the issued and outstanding shares of capital stock of the Company as of such date. All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, are not subject to and have not been issued in violation of any preemptive rights and have not been issued in violation of any federal or state securities laws. All of the outstanding shares of capital stock of the Company's Subsidiaries are validly issued, fully paid and nonassessable and are, except as disclosed on
Exhibit 1.39 attached hereto, owned by the Company, directly or indirectly, free and clear of all liens, claims, charges or encumbrances. Except for the declaration and payment of dividends in the ordinary course of business, the Company has not, subsequent to March 31, 2000, declared or paid any dividend on, or declared or made any distribution with respect to, or authorized or effected any split-up or any other recapitalization of, any of the Company Common Stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock or agreed to take any such action and will not take any such action during the period between the date of this Agreement and the Effective Time. Except for Rights issued pursuant to the Rights Plan, and except as set forth on Exhibit 5.2 attached hereto, there are no outstanding options, warrants, subscriptions or other rights to purchase or acquire any capital stock of any member of the Company Group, and there are no Contracts pursuant to which any member of the Company Group is bound to sell or issue any shares of its capital stock. No holders of Company Common Stock are party to any voting agreement, voting trust or similar arrangement with respect to Company Common Stock to which any member of the Company Group is a party. Shares of the Company Common Stock are traded on the OTC Bulletin Board.

       Section 5.3. Authority Relative to this Agreement. The execution, delivery and performance of this Agreement and of all of the other documents and instruments required hereby by the Company are within the corporate power of the Company. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated herein (other than, with respect to the Merger, the approval of this Agreement and the Plan of Merger by more than two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting). This Agreement and all of the other documents and instruments required hereby have been or will be duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Subsidiary) constitute or will constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equitable principles (regardless of whether such enforceability is considered at a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

       Section 5.4. Consents and Approvals; No Violations. Except for (a) any applicable requirements of the Securities Act, the Exchange Act, and any applicable filings under state securities, "Blue Sky" or takeover laws, (b) the filing and recordation of articles of merger as required by the VSCA and (c) those required filings, registrations, consents and approvals listed on Exhibit
5.4 attached hereto, no filing or registration with, and no permit, authorization, consent or approval of, any public body or authority is necessary or required in connection with the execution and delivery of this Agreement by the Company or for the consummation by the Company of the transactions contemplated by this Agreement. Assuming that shareholder approval of this Agreement and the Plan of Merger has been obtained in accordance with the Company's Articles of Incorporation and bylaws and the VSCA, and that all filings, registrations, permits, authorizations, consents and approvals contemplated by the immediately preceding sentence have been duly made or obtained, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby by the Company will (i) conflict with or result in any breach of any provision of the Articles of Incorporation, bylaws, partnership or joint venture agreements or other organizational documents of any member of the Company Group, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or otherwise result in any diminution of the rights of any member of the Company Group with respect to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, Contract or other instrument or obligation to which any member of the Company Group is a party or by which any of them or any of their properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any member of the Company Group or any of their properties or assets except, in the case of clauses (ii) or (iii) above, for violations, breaches or defaults that would not have a Material Adverse Effect on the Company Group and that will not prevent or delay the consummation of the transactions contemplated hereby.

       Section 5.5.  Reports.

          (a) The filings required to be made by the Company since March 31, 1998, under Nasdaq rules, the Securities Act, the Exchange Act and applicable Virginia laws and regulations, have been filed with Nasdaq and each applicable Governmental Authority and the Company has complied with all requirements of such acts, laws and rules and regulations thereunder, except to the extent any such failure to comply would not have a Material Adverse Effect on the Company Group.

          (b) The Company SEC Reports complied, as of their respective dates of filing (and any Company SEC Reports filed after the date hereof will comply), with all applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. As of their respective dates, none of such forms, reports or documents, including, without limitation, any financial statements or schedules included therein, contained (and none of the Company SEC Reports filed after the date hereof will contain) any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made. Each of the balance sheets (including the related notes and schedules) included in the Company SEC Reports fairly presented the consolidated financial position of the Company Group as of the respective dates thereof, and the other related financial statements (including the related notes and schedules) included therein fairly presented the results of operations and cash flows of the Company Group for the respective fiscal periods or as of the respective dates set forth therein. Each of the financial statements (including the related notes and schedules) included in the Company SEC Reports (a) complied as to form with the applicable accounting requirements and rules and regulations of the SEC and (b) was prepared in accordance with GAAP consistently applied during the periods presented, except as otherwise noted therein and subject to normal year-end and audit adjustments in the case of any unaudited interim financial statements. Except for the Company, no member of the Company Group is required to file any forms, reports or other documents with the SEC, Nasdaq or any other foreign or domestic securities exchange or Governmental Authority with jurisdiction over securities laws. Since March 31, 2000, the Company has timely filed all reports, registration statements and other filings required to be filed by it with the SEC.

       Section 5.6. Absence of Certain Events. Except as set forth in the Company SEC Reports filed prior to the date of this Agreement or as otherwise specifically disclosed in Exhibit 5.6 attached hereto, since March 31, 2000, no member of the Company Group has suffered any change in its business, financial condition or results of operations that has had or will have a Material Adverse Effect upon the Company Group. Except as disclosed in the Company SEC Reports or in Exhibit 5.6 attached hereto, or as otherwise specifically contemplated by this Agreement, there has not been since March 31, 2000, (a) any entry into any agreement or understanding or any amendment of any agreement or understanding between any member of the Company Group, on the one hand, and any of their respective directors, officers or employees, on the other hand, providing for employment of any such director, officer or employee or any general or material increase in the compensation, severance or termination benefits payable or to become payable by any member of the Company Group to any of their respective directors, officers or employees (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense), or any adoption of or increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the award of restricted stock) made to, for or with any such director, officer or employee;
(b) any labor dispute that has had or is expected to have a Material Adverse Effect upon the Company Group; (c) any entry by any member of the Company Group into any material commitment, agreement, license or transaction (including, without limitation, any borrowing, capital expenditure, sale of assets or any mortgage, pledge, lien or encumbrances made on any of the properties or assets of any of the Company Group) other than in the ordinary and usual course of business; (d) any change in the accounting policies or practices of the Company;
(e) any damage, destruction or loss, whether covered by insurance or not, which has had or will have a Material Adverse Effect upon the Company Group; or (f) any agreement to do any of the foregoing.

       Section 5.7. Proxy Statement. None of the information to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments thereof or supplements thereto, and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or any affiliate of Parent for inclusion in the Proxy Statement. The Proxy

Statement will comply as to form with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

       Section 5.8. Litigation. Except as set forth in Exhibit 5.8 attached hereto, there is no action, suit, proceeding or, to the Knowledge of the Company, investigation pending or, to the Knowledge of the Company, threatened against or relating to any member of the Company Group at law or in equity, or before any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, whether in the United States or otherwise, that is expected, in the reasonable judgment of the Company, to have a Material Adverse Effect upon the Company Group or that seeks restraint, prohibition, damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

       Section 5.9.  Title to and Sufficiency of Assets.
                     ----------------------------------

          As of the date hereof, the Company Group owns, and as of the Effective Time, the Company Group will own, good and marketable title to all of their assets (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or impositions, except as disclosed on
Exhibit 5.9 attached hereto. Such assets, together with all assets held by the Company Group under leases, include all tangible and intangible assets, Contracts and rights necessary or required for the operation of the businesses of the Company Group in accordance with past practice.

       Section 5.10.  Contracts.

          (a) Prior to the date hereof, the Company has provided Parent with access to true and correct copies of all of the Contracts to which any member of the Company Group is a party that constitute: (i) a lease of any interest in any real property; (ii) a lease of any personal property with aggregate annual rental payments in excess of $50,000; (iii) an option to acquire or lease any interest in real property or a right of first refusal with respect thereto; (iv) an agreement to purchase or sell a capital asset or an interest in any business entity for a price in excess of $50,000 or a right of first refusal with respect thereto; (v) an agreement relating to the borrowing or lending of money or the purchase or sale of securities; (vi) a guaranty, contribution agreement or other agreement that includes any indemnification, contribution or support obligation;
(vii) an agreement limiting in any respect the ability of any member of the Company Group to compete in any line of business or with any person; (viii) a customer supply or requirements agreement or an agreement with a vendor to which any member of the Company Group is a party or by which any member of the Company Group is bound; (ix) an employment or consulting agreement to which any member of the Company Group is a party or by which any member of the Company Group is bound; and (x) any other agreement involving an amount over its term in excess of $50,000. Each member of the Company Group has performed and, to the Knowledge of the Company, every other party has performed, each material term, covenant and condition of each of the Contracts to which any member of the Company Group is a party that is to be performed by any of them at or before the date hereof. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by any member of the Company Group or, to the Knowledge of the Company, any other party under any of the Contracts to which any member of the Company Group is a party, and, to the

Knowledge of the Company, no party to any of the Contracts to which any member of the Company Group is a party intends to cancel, terminate or exercise any option under any of such Contracts.

          (b) With respect to each customer supply or requirements agreement and vendor agreement to which any member of the Company Group is a party, the copy of such agreement that has been provided by the Company to Parent accurately discloses: (i) the remaining term of such agreement; (ii) all incentive or other payments paid or to be paid thereunder by any member of the Company Group after March 31, 2000; (iii) all purchase commitments or minimum purchase guarantees binding on any member of the Company Group for periods after March 31, 2000; and
(iv) any deviation in the economic terms thereof from and after March 31, 2000, from those that were in effect under such agreements (or under any similar predecessor agreements) over the course of the Company's entire fiscal year ended March 31, 2000.

       Section 5.11.  Labor Matters.

          (a) Except as set forth in Exhibit 5.11 attached hereto, with respect to employees of the Company Group: (i) to the Knowledge of the Company, no senior executive, key employee or group of employees has any plans to terminate employment with any member of the Company Group; (ii) there is no unfair labor practice charge or complaint against any member of the Company Group pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any other comparable authority; (iii) no grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending and, to the Knowledge of the Company, no claims therefor exist or have been threatened; and (iv) there is no litigation, arbitration proceeding, governmental investigation, administrative charge, citation or action of any kind pending or, to the Knowledge of the Company, proposed or threatened against any member of the Company Group relating to employment, employment practices, terms and conditions of employment or wages and hours.

          (b) Except as described in Exhibit 5.11 attached hereto, no member of the Company Group has any collective bargaining relationship or duty to bargain with any Labor Organization (as such term is defined in Section 2(5) of the National Labor Relations Act, as amended), and no member of the Company Group has recognized any Labor Organization as the collective bargaining representative of any of its employees.

       Section 5.12.  Employee Benefit Plans.

          (a) For purposes of this Section, the term "Company Benefit Plans" shall mean all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental and other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, whether arrived at through collective bargaining or otherwise, including, without limitation, any "employee benefit plan," as that term is defined in
Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any member of the Company Group or affiliates thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the Company Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Company ERISA Plan."

          (b) No Company Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. No member of the Company Group has incurred any "withdrawal liability" from a multiemployer plan that has not been paid in full. All Company Benefit Plans are, and have been administered, in compliance with the applicable provisions (including, without limitation, any funding requirements or limitations) of ERISA, the Code and any other applicable Laws, the breach or violation of which could have a Material Adverse Effect on the Company Group. No Company Benefit Plan provides for post-retirement medical benefit obligations (other than the health care continuation coverage requirements of Section 601 et seq. of ERISA). No Company ERISA Plan is a defined benefit pension plan as that term is defined in Section 3 (35) of ERISA and Section 414 of the Code.

          (c) Exhibit 5.12 hereto is a true and correct list of all Company Benefit Plans. The Company has provided Parent with access to true and correct copies of each governing document for each Company Benefit Plan (or a description of any Company Benefit Plan that does not have a written plan document), together with the most recent summary plan description, annual report and audited financial statement for each such plan and the actuarial report for any Company Benefit Plan that is a defined benefit pension plan or funded welfare benefit plan.

          (d) With respect to each Company ERISA Plan that is intended to be "qualified" under Section 401(a) of the Code, the Company has received a favorable determination letter from the IRS upon which the Company is entitled to rely and, to the Knowledge of the Company, there are no facts or circumstances which would adversely affect the qualification of any such Company ERISA Plan.

          (e) All of the shares of Company Common Stock held by The Smithfield Companies, Inc. Employee Stock Ownership Plan (the "ESOP") are allocated to the accounts of participants in the ESOP. None of the Company Common Stock held by the ESOP was acquired by the ESOP in a transaction that was intended to satisfy the requirements of Section 1042 of the Code. None of the Company Common Stock held by the ESOP is subject to a put, special valuation or other right not applicable to all outstanding shares of Company Common Stock.

          (f) None of the transactions contemplated by this Agreement will subject the Company or any member of the Company Group to liability for the excise tax under Section 4999 of the Code or the disallowance of a federal income tax deduction under Section 280G of the Code.

       Section 5.13.  Tax Matters.

          (a) Except as set forth on Exhibit 5.13 attached hereto:

          (i) The Company and each of its Subsidiaries that is incorporated under the laws of the United States or of any of the United States are members of the affiliated group, within the meaning of Section 1504(a) of the Code, of which the Company is the common parent, such affiliated group files a consolidated federal income Tax Return and neither the Company nor any of its Subsidiaries has ever filed a consolidated federal income Tax Return with (or been included in a consolidated return of) a different affiliated group;

          (ii) each member of the Company Group has timely filed or caused to be filed all Tax Returns required to have been filed by or for it, and all information set forth in such Tax Returns is accurate and complete in all material respects;

          (iii) each member of the Company Group has paid or made adequate provision on its books and records in accordance with GAAP for all Taxes covered by such Tax Returns;

          (iv) each member of the Company Group is in material compliance with, and its records contain all information and documents (including, without limitation, properly completed IRS Forms W-8 and Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under Law, and such records identify with specificity all accounts subject to withholding under Section 1441, 1442 or 3406 of the Code or similar provisions of state, local or foreign Laws;

          (v) there is not a material amount of unpaid Taxes due and payable by any member of the Company Group or by any other person that is or could become a lien on any asset of, or otherwise have a Material Adverse Effect on, the Company Group;

          (vi) each member of the Company Group has collected or withheld all Taxes required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authority or set aside in appropriate accounts for future payment when due;

          (vii) no member of the Company Group has granted (or is subject to) any waiver, which is currently in effect, of the period of limitations for the assessment of any Tax; no unpaid Tax deficiency has been assessed or asserted against, or with respect to, any member of the Company Group by any Governmental Authority; no power of attorney relating to Taxes that is currently in effect has been granted by, or with respect to, any member of the Company Group; there are no currently pending administrative or judicial proceedings, or any deficiency or refund litigation, with respect to Taxes of any member of the Company Group, the adverse outcome of which would have a Material Adverse Effect on the Company Group; and any such assertion, assessment, proceeding or litigation disclosed in Exhibit 5.13 hereto is being contested in good faith through appropriate measures, and its status is described in Exhibit 5.13 hereto;

          (viii) no member of the Company Group has made or entered into, or holds any asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former
Section 168(f)(8) of the Code and the regulations thereunder;

          (ix) no member of the Company Group is required to include in income any amount from an adjustment pursuant to Section 481 of the Code or the regulations thereunder or any similar provision of state or local Law, and the Company has no Knowledge that any Governmental Authority has proposed any such adjustment;

          (x) no member of the Company Group is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments, that would not be deductible by reason of sections 162(m) or 280G of the Code;

          (xi) there are no excess loss accounts or deferred intercompany gains with respect to any member of the affiliated group of which the Company is the common parent which would have a Material Adverse Effect on the Company Group if taken into account;

          (xii) the most recent audited consolidated balance sheet included in the Company SEC Reports fully and properly reflects, as of the date thereof, the liabilities of the Company and its Subsidiaries for all accrued Taxes and deferred liability for Taxes and, for periods ending after such date, the books and records of each such corporation fully and properly reflect its liability for all accrued Taxes;

          (xiii) since April 16, 1997, no member of the Company Group has distributed stock or securities of a controlled corporation in a transaction to which section 355(a) of the Code applies; and

          (xiv) the Company is not, and has not been within the last five years, a "United States real property holding corporation" for purposes of section 897 of the Code.

          (b) Exhibit 5.13 describes all material and continuing Tax elections, consents and agreements made by or affecting any member of the Company Group, lists all types of material Taxes paid and Tax Returns filed by or on behalf of any member of the Company Group and expressly indicates each Tax with respect to which any member of the Company Group is or has been included in a consolidated, unitary or combined return.

       Section 5.14. Compliance with Law. The conduct of the businesses of the Company Group and their use of their assets does not violate or conflict, and has not violated or conflicted, with any Law, which violation or conflict could have a Material Adverse Effect on the Company Group.

       Section 5.15. Transactions With Affiliates. For purposes of this Section, the term "Affiliate" shall mean (a) any holder of 5% or more of the voting securities of the Company, (b) any director, officer or employee of any member of the Company Group, (c) any person, firm or corporation that directly or indirectly controls, is controlled by or is under common control with any member of the Company Group or (d) any member of the immediate family of any of such persons. Except as set forth in Exhibit 5.15 attached hereto, since March 31, 2000, no member of the Company Group has, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any material property or assets or obtained any material services from, (ii) sold, leased or otherwise disposed of any material property or assets or provided any material services to (except with respect to remuneration for services rendered in the ordinary course of business as a director, officer or employee of one or more members of the Company Group), (iii) entered into or modified in any manner any Contract with, or (iv) borrowed any money from, or made or forgiven any loan or other advance to, any Affiliate. Except as set forth in Exhibit 5.15, (v) the Contracts of the Company Group do not include any obligation or commitment between any member of the Company Group and any Affiliate, (vi) the assets of the Company Group do not include any receivable or other obligation or commitment from an Affiliate to any member of the Company Group and (vii) the liabilities of the Company Group do not include any payable or other obligation or commitment from any member of the Company Group to any Affiliate. Except as set forth in Exhibit 5.15 hereto, no Affiliate of any member of the Company Group is a party to any Contract with any customer or supplier of the Company that affects in any manner the business, financial condition or results of operation of any member of the Company Group.

       Section 5.16.  Environmental Conditions.

          (a) Definitions. When used in this Section 5.16:

          (i) "Environmental Laws" shall mean any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Materials or Petroleum Products or environmental protection as now or at any time hereafter in effect, together with any amendment or re-authorization thereto or thereof;

          (ii) "Hazardous Materials" shall mean any hazardous material, hazardous waste, infectious medical waste, hazardous or toxic substance defined or regulated as such in or under any Environmental Law, including, without limitation, materials exhibiting the characteristics of ignitability, corrosivity, reactivity or extraction procedure toxicity, as such terms are now or hereafter defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any Environmental Law; and

          (iii) "Petroleum Products" shall mean gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products.

          (b) Except as set forth in Exhibit 5.16 attached hereto, and except for such violations that in the aggregate would not have a Material Adverse Effect on the Company Group, (i) no member of the Company Group has used, stored, treated, transported, manufactured, refined, handled, produced or disposed of any Hazardous Materials or Petroleum Products on, under, at, from or in any way affecting any of their properties or assets (including, without limitation, any properties or assets now or previously owned or operated by any member of the Company Group) or otherwise, in any manner which at the time of the action in question violated any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials or Petroleum Products, and (ii) to the Knowledge of the Company, no prior owner of such property or asset or any tenant, subtenant, prior tenant or prior subtenant thereof has used Hazardous Materials or Petroleum Products on, from or in any way affecting any such property or asset, or otherwise, in any manner which at the time of the action in question violated any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials or Petroleum Products.

          (c) Except as set forth in Exhibit 5.16 attached hereto, no member of the Company Group has any obligations or liabilities, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, known or unknown, or otherwise, that could have a Material Adverse Effect on the Company Group, and no claims have been made against any member of the Company Group and no citations or notices have been issued against any member of the Company Group that could have a Material Adverse Effect on the Company Group, and that in the case of any of the foregoing, have been or are imposed by reason of or based upon any provision of any Environmental Laws, including, without limitation, any such obligations or liabilities relating to or arising out of or attributable, in whole or in part, to the manufacture, processing, distribution, use, treatment, storage, release, disposal, arranging for disposal, transport or handling of any Hazardous Materials or Petroleum Products by any member of the Company Group or, to the Knowledge of the Company, by any predecessors in interest in connection with or in any way arising from or relating to any member of the Company Group or any of their respective properties, or relating to or arising from or attributable, in whole or in part, to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any such substance by any other person at or on or under any of the real properties owned or used by any member of the Company Group.

          (d) Each member of the Company Group has received all Permits as may be required of it under applicable Environmental Laws to conduct its respective business, and each member of the Company Group is in compliance with the terms and conditions of any such Permit. No member of the Company Group has received any notices or claims that it is a responsible party in connection with any claim or notice asserted pursuant to 42 U.S.C. Section 9601 et seq., or any state superfund law.

          (e) Except as set forth on Exhibit 5.16 attached hereto, there are no "wetlands" (as that term has ever been defined by the U.S. Army Corps of Engineers or any other regulatory agency) on any of the real property owned, operated or leased by any member of the Company Group.

       Section 5.17. Insurance. Except to the extent adequately accrued on the most recent balance sheet contained in the Company SEC Reports, no member of the Company Group has any obligation (contingent or otherwise) to pay in connection with any insurance policies any retroactive premiums or "retro-premiums" that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

       Section 5.18. Intellectual Property. No member of the Company Group currently utilizes, or to the Knowledge of the Company, has in the past utilized, any existing or pending patent, trademark, trade name, service mark, copyright, software, trade secret or know-how, except for those which are owned, possessed or lawfully used by the members of the Company Group in their business operations, and no member of the Company Group infringes upon or unlawfully uses any patent, trademark, trade name, service mark, copyright or trade secret owned or validly claimed by another person except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each member of the Company Group owns, has a valid license to use or has the right validly to use all existing and pending patents, trademarks, tradenames, service marks, copyrights and software necessary to carry on its respective business substantially as currently conducted except the failure of which to own, validly license or have the right validly to use, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

       Section 5.19. Fees and Expenses of Brokers and Others. No member of the Company Group (a) has had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, (b) is committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement or (c) has retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that the Company has engaged Ewing to represent it in connection with such transactions, and shall pay all of Ewing's fees and expenses in connection with such engagement. In addition, the Company has engaged Edmunds & Williams, P.C. and PricewaterhouseCoopers LLP in connection with the transactions contemplated by this Agreement, and the Company shall pay all of such firms' fees and expenses in connection with such engagement.

       Section 5.20. Accuracy of Information. Neither this Agreement nor any other document provided by any member of the Company Group or their respective employees or agents to Parent in connection with the transactions contemplated herein contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

       Section 5.21. Absence of Undisclosed Liabilities. No member of the Company Group has, as of the date hereof, or will have, as of the Effective Time, any liabilities or obligations of any kind, whether absolute, accrued, asserted or unasserted, contingent or otherwise, except liabilities, obligations or contingencies that were (a) reflected on or accrued or reserved against in the consolidated balance sheet of the Company as of March 31, 2000, which is included in the Company SEC Reports, or reflected in the notes thereto, or (b) incurred after the date of such balance sheet in the ordinary course of business and consistent with past practices and which, individually or in the aggregate, would not have a Material Adverse Effect on the Company Group. No member of the Company Group is a party to any Contract, or subject to any charter or other corporate or partnership restriction, or subject to any judgment, order, writ, injunction, decree, rule or regulation, which will have a Material Adverse Effect on the Company Group.

       Section 5.22. Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinion of Ewing to the effect that, as of April 30, 2001, the Merger Consideration is fair to the holders of shares of Company Common Stock from a financial point of view, and a true and complete copy thereof has been provided to Parent.

       Section 5.23. Vote Required. The affirmative vote of the holders of more than two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the Plan of Merger. The Board of Directors of the Company (at a meeting duly called and held) has (a) unanimously approved this Agreement and the transactions contemplated hereby, (b) determined that the Merger is fair to and in the best interests of the holders of Company Common Stock, (c) resolved to recommend this Agreement and the Plan Merger to such holders for approval and (d) directed that this Agreement and the Plan of Merger be submitted to holders of Company Common Stock at the Special Meeting.

       Section 5.24. State Takeover Statutes. The Board of Directors of the Company has taken all action necessary to render the provisions of Sections 13.1-725 through 13.1-727.1 of the VSCA inapplicable to the Merger and the transactions contemplated herein and in the Plan of Merger. No other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement, the Merger or any of the other transactions contemplated hereby and no provision of the Articles of Incorporation, bylaws or other governing instruments of any member of the Company Group would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of the Company Group that may be acquired or controlled by Parent as contemplated by this Agreement.

       Section 5.25. Rights Agreement. The Company and the Board of Directors of the Company have taken all necessary action to amend the Rights Agreement to
(a) render the Rights Agreement inapplicable with respect to the Merger and the other transactions contemplated by this Agreement and the Plan of Merger, and
(b) ensure that (i) none of Parent, Merger Subsidiary or any of their respective Affiliates (as defined in the Rights Agreement) or Associates (as defined in the Rights Agreement) is considered to be an Acquiring Person (as defined in the Rights Agreement) and (ii) the provisions of the Rights Agreement, including the occurrence of a Distribution Date (as defined in the Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of the Merger or the consummation of any of the other transactions contemplated by this Agreement and the Plan of Merger. The Company has delivered to Parent and Merger Subsidiary a complete and correct copy of the Rights Agreement as amended and supplemented to the date hereof.

                                   ARTICLE VI

                                    COVENANTS

       Section 6.1.  Conduct of the Business of the Company.

          (a) Except as otherwise expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, members of the Company Group will conduct their respective operations according to their ordinary and usual course of business and consistent with past practice, and will use their respective reasonable best efforts to preserve intact their respective business organizations, to keep available the services of their officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having material business relationships with them. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, no member of the Company Group will, without the prior written consent of
Parent:

          (i) amend its Articles of Incorporation, bylaws, partnership or joint venture agreements or other organizational documents;

          (ii) authorize for issuance or issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or interests, except as required by the terms of any Company Benefit Plan existing on the date hereof, or any options, warrants, rights or other securities outstanding as of the date hereof and disclosed pursuant to this Agreement;

          (iii) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of their respective Subsidiaries and Partnerships; provided, however, that the Company may pay to its shareholders the dividend declared by the Company's Board of Directors on March 2, 2001, in an amount equal to $0.040 per share of Company Common Stock;

          (iv) except in the ordinary course of business (A) incur or assume any Funded Debt (as defined below) not currently outstanding, (B) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any person, other than a Subsidiary or Partnership, (C) enter into any Contract, or alter, amend, modify or exercise any option under any existing Contract, other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement, or (D) authorize any single capital expenditure which is in excess of $25,000 or capital expenditures which are, in the aggregate, in excess of $25,000, other than capital expenditures pursuant to Contracts entered into prior to the date hereof or reflected in the Company's fiscal 2002 capital budget previously furnished to Parent, and other than routine repairs to and maintenance of the Company's equipment;

          (v) make any loans, advances or capital contributions to, or investments in, any other person, including, without limitation, the purchase of the securities of any other person;

          (vi) sell any securities of any person, which are owned by any member of the Company Group on the date hereof, in any single transaction or series of transactions, for consideration which, individually or in the aggregate, is in excess of $25,000;

          (vii) adopt or amend (except as may be required by Law or as provided in this Agreement) any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any Contract, agreement, commitment or arrangement to do any of the foregoing;

          (viii) except as set forth on Exhibit 6.1 attached hereto, acquire, sell, lease or dispose of any material assets outside the ordinary course of business;

          (ix) take any action other than in the ordinary course of business and in a manner consistent with past practice with respect to accounting policies or practices;

          (x) make any material Tax election or settle or compromise any material Tax liability;

          (xi) except for the payment of professional fees, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Company's audited consolidated balance sheets as of March 31, 2000, or incurred in the ordinary course of business since the date thereof; or

          (xii) hold any meeting of its shareholders except to the extent required by the request of the shareholders entitled to call a meeting under the Company's bylaws or the VSCA;

          (xiii) take any action that would or is reasonably likely to result in any of the conditions set forth in Article VII not being satisfied as of the Closing Date; or

          (xiv) agree in writing or otherwise to take any of the foregoing actions.

          For purposes of this Section, "Funded Debt" shall mean, without duplication, (i) all indebtedness for borrowed money or which has been incurred in connection with the acquisition of assets, in each case having a final maturity of one or more than one year from the date of origin thereof (or which is renewable or extendible at the option of the obligor for a period or periods more than one year from the date of origin), but excluding all payments in respect thereof that are required to be made within one year from the date of any determination of Funded Debt to the extent the obligation to make such payments shall constitute a current liability of the obligor under GAAP, (ii) all rentals payable under capitalized leases and (iii) all guaranties of Funded Debt of others.

          (b) Parent and the Company agree that, during the period from the date of this Agreement to the Effective Time: (i) they will cause representatives of their respective companies to meet, no less frequently than every two weeks, to discuss the operations and business prospects of the Company and (ii) the Company will promptly advise Parent of the occurrence of any Material Adverse Effect with respect to the Company Group.

       Section 6.2. No Solicitation. The Company agrees that it shall not, after the date hereof and before the Effective Time, directly or indirectly, through any officer, director, employee, agent or otherwise, solicit, initiate or encourage submission of proposals or offers from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) a substantial portion of the assets of, or any equity interest in, any member of the Company Group or any business combination involving any member of the Company Group or, except in response to an unsolicited written proposal regarding a Superior Proposal (as defined in Section 8.1(e) hereof), participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Company shall promptly advise Parent if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made, shall promptly inform Parent of all the terms and conditions thereof, and shall furnish to Parent copies of any such written proposal or offer and the contents of any communications in response thereto. The Company shall not waive any provisions of any "standstill" agreements between the Company and any party, except to the extent that such waiver is, as advised by counsel, required by fiduciary obligations under applicable Law.

       Section 6.3.  The Proxy Statement.

          (a) The Company and Parent shall, as soon as practicable following the execution of this Agreement, cooperate in taking steps to prepare and file with the SEC the Proxy Statement (in a form mutually agreeable to the Company and Parent). The Company and Parent shall cooperate to respond promptly to any comments of the SEC and the Company shall use its reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. Promptly after the Proxy Statement has been cleared by the SEC, the Company shall cause the Proxy Statement to be mailed to its shareholders and shall use its reasonable best efforts to solicit proxies in favor of the approval of this Agreement and the Plan of Merger.

          (b) The Company shall cause the Trustee of the ESOP to comply with the pass-through voting requirements of the ESOP and the Code in a manner reasonably acceptable to Parent. By way of example and not of limitation, the Company shall cause the Trustee of the ESOP to furnish to each participant a copy of the Proxy Statement and such other information as may be necessary to explain the participant's right to direct the Trustee as to the voting of Company Common Stock allocated to his ESOP account at the Special Meeting and the participant's right to exercise dissenters' rights under the applicable provisions of the VSCA. The Company shall cause the Trustee of the ESOP to take such steps as may be required to assure the confidentiality of the ESOP participants' directions.

          (c) If, at any time prior to the Special Meeting, any event occurs as a result of which the Proxy Statement as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the or supplement the Proxy Statement to comply with the Securities Act, the Exchange Act or the rules thereunder, the Company and Parent will cooperate to permit Parent promptly to prepare and file with the SEC and mail to its shareholders and the participants in the ESOP, subject to clause (a) of this Section 6.3, an amendment or supplement that will correct such statement or omission or effect such compliance.

       Section 6.4.  Access to Information; Confidentiality Agreement.

          (a) Between the date of this Agreement and the Effective Time, the Company will give Parent and its authorized representatives reasonable access during normal business hours to all plants, offices, warehouses and other facilities and to all books and records of the Company Group, will permit Parent to make such inspections (including, without limitation, environmental site assessments of the facilities of the Company Group) as it may reasonably request and will cause its officers and those of its Subsidiaries and Partnerships to furnish such financial and operating data and other information with respect to their businesses and properties as may from time to time reasonably be requested by Parent. Subject to Section
6.7 hereof, all such information shall be kept confidential in accordance with the Confidentiality Agreement.

          (b) Notwithstanding the execution of this Agreement, the Confidentiality Agreement shall remain in full force and effect through the Effective Time, at which time the Confidentiality Agreement shall terminate and be of no further force and effect. Each party hereto hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the solicitation of votes of the shareholders of the Company pursuant to the Proxy Statement and to permit consummation of the transactions contemplated hereby. Each party further acknowledges that the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.1 hereof.

       Section 6.5. Best Efforts. Subject to the terms and conditions herein provided and subject to fiduciary obligations under applicable Law as advised by counsel, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable Law, to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. The parties hereto will execute any additional instruments necessary to consummate the transactions contemplated hereby. Parent hereby agrees to vote all shares of Company Common Stock over which it, directly or indirectly, exercises voting control for approval of this Agreement and the Plan of Merger at the Special Meeting.

       Section 6.6. Consents. The parties hereto each will use its best efforts to obtain consents of, and make all required filings with, all third parties and Governmental Authorities necessary to the consummation of the transactions contemplated by this Agreement.

       Section 6.7. Public Announcements. The parties hereto have agreed upon the text of a joint press release announcing, among other things, the execution of this Agreement, which joint press release shall be disseminated promptly following the execution hereof. The Company and Parent will consult with each other before issuing any additional press release or otherwise making any additional public statement with respect to this Agreement, the Plan of Merger, the Merger or the transactions contemplated herein and shall not issue any such press release or make any such public statement prior to such consultation or as to which the other party promptly and reasonably objects, except as may be required by Law in the written opinion of such party's counsel or by obligations pursuant to any listing agreement with any national securities exchange or inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcements.

       Section 6.8. Employment Matters. In the event that Parent terminates the employment of any person listed on Exhibit 6.8 attached hereto, and such termination occurs prior to the expiration of eight (8) weeks following the Closing Date, Parent shall pay to each such person an amount in cash equal to the product of such person's weekly salary (as of the date hereof) times the number of full years that such person has been continuously employed by the Company.

       Section 6.9. Stock Options. Except as may be otherwise agreed in writing between the Company and any holder of any Option (as hereinafter defined), upon the consummation of the Merger, each option to acquire Company Common Stock outstanding immediately prior to the Effective Time under the Option Plan, whether vested or unvested (each, an "Option" and, collectively, the "Options"), shall automatically be canceled and each holder of an Option shall have the right to receive from the Surviving Corporation a cash payment (less applicable federal, state and local withholding Taxes) in an aggregate amount equal to the difference, if any, between the Merger Consideration and the exercise price of such Option as expressly stated in the applicable Option Plan, stock option agreement or other agreement (to the extent such difference is a positive number) (the "Option Consideration"). The Surviving Corporation shall use its commercially reasonable efforts to provide checks representing the Option Consideration at the Closing. Options with an exercise price equal to or greater than the Merger Consideration will be cancelled without any consideration.

       Section 6.10. Letter of the Company's Accountants. The Company shall use its best efforts to cause to be delivered to Parent two letters from PricewaterhouseCoopers LLP, one dated the date of the Proxy Statement and one dated the Closing Date, in form and substance reasonably satisfactory to Parent and customary in scope and substance for agreed-upon procedures letters delivered by independent accountants in connection with proxy statements similar to the Proxy Statement.

       Section 6.11. Opinions of Financial Advisors. The Company shall use its best efforts to cause Ewing to provide its opinion, as of a date no earlier than three business days prior to the date that the Proxy Statement is mailed to shareholders of the Company, as to the fairness of the

Merger Consideration to the shareholders of the Company, from a financial point of view, as contemplated by this Agreement and the Plan of Merger, and shall include such updated opinion in the Proxy Statement.

       Section 6.12. Indemnification. Except as may be limited by applicable Law, from the Effective Time and for a period of six (6) years thereafter, Parent shall cause the Company to maintain all rights of indemnification existing in favor of the directors and officers of the Company on terms no less favorable than those provided in the Articles of Incorporation and Bylaws of the Company on the date of this Agreement with respect to matters occurring prior to the Effective Time.

       Section 6.13. Rights Agreement. The Company shall not, unless required to do so by a court of competent jurisdiction, (a) redeem the Rights, (b) amend (other than to delay the Distribution Date (as defined therein) or to render the Rights inapplicable to the Merger) or terminate the Rights Agreement prior to the Effective Time without the consent of Parent and Merger Subsidiary or (c) take any action that would allow any Person (as such term is defined in the Rights Agreement) other than Parent or Merger Subsidiary to be the Beneficial Owner (as such term is defined in the Rights Agreement) of 15% or more of the Company Common Stock without causing a Distribution Date (as such term is defined in the Rights Agreement) or a Triggering Event (as such term is defined in the Rights Agreement) to occur.

       Section 6.14. Certain Environmental Matters. The Company shall, with respect to those environmental matters listed on Exhibit 6.14 attached hereto:
(a) remediate such matters as soon as practicable (and in any event before the Closing Date) such that the subject item and the remediation work related thereto meets all standards of applicable or relevant and appropriate requirements under Environmental Laws; (b) complete such remediation in the most reasonably cost-effective manner that is practicable and that is consistent with the operations of the Company as of the date hereof; and (c) provide notice to appropriate Governmental Authorities with respect thereto, and pay any and all fines and penalties (if any) associated therewith prior to the Closing Date. Representatives of Buyer shall be entitled to participate with the Company in all meetings and negotiations with Governmental Authorities regarding the matters listed on Exhibit 6.14 attached hereto.

                                   ARTICLE VII

               CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER

       Section 7.1. Conditions Precedent to Each Party's Obligation to Effect the Merger.

          The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions precedent:

          (a) the transactions contemplated in this Agreement and the Plan of Merger shall have been approved by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with the VSCA;

          (b) no order, decree or injunction shall have been enacted, entered, promulgated or enforced by any United States court of competent jurisdiction or any Governmental Authority which prohibits the consummation of the Merger; provided, however, that the parties hereto shall use their best efforts to have any such order, decree or injunction vacated or reversed;

          (c) (i) all applicable requirements of the Exchange Act shall have been satisfied, (ii) all notices, reports and other filings required to be made prior to the Effective Time by Parent or the Company or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent or the Company or any of their respective Subsidiaries from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the parties hereto shall have been made or obtained (as the case may be) and become final, except for those that the failure to make or to obtain are not reasonably likely to (y) have a Material Adverse Effect on Parent or the Company, as applicable, or (z) provide a reasonable basis to conclude that the parties hereto or any of their Affiliates or respective directors, officers, agents, advisors or other representatives would be subject to the risk of criminal or material financial liability and (iii) any applicable filings under state securities, "Blue Sky" or takeover laws shall have been made;

          (d) each of the Consulting Agreements shall remain in full force and effect; and

          (e) the receipt of all necessary and material governmental, regulatory, shareholder and third party lender, customer or other clearances, consents, licenses or approvals.

       Section 7.2. Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions precedent:

          (a) the representations and warranties of Parent and Merger Subsidiary contained in Article IV shall be true and correct in all respects (as to representations and warranties qualified or limited by the term "Material Adverse Effect," the word "material," or phrases of like import), and in all material respects (as to representations and warranties not so limited or qualified) when made and at and as of the Effective Time with the same force and effect as if those representations and warranties had been made at and as of such time except (i) to the extent such representations and warranties speak as of a specified earlier date, and (ii) as otherwise contemplated or permitted by this Agreement;

          (b) Parent shall, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by it on or before the Effective Time;

          (c) The Company shall have received a certificate of the President or any Vice President of Parent, in form satisfactory to counsel for the Company, certifying fulfillment of the matters referred to in paragraphs (a) and (b) of this Section 7.2;

          (d) The Company shall have received the opinion from Ewing contemplated by Section 6.11 hereof as to the fairness of the Merger Consideration, from a financial point of view, to the shareholders of the Company; and

          (e) all proceedings, corporate or other, to be taken by Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Company and counsel for the Company, and Parent shall have made available to the Company for examination the originals or true and correct copies of all documents that the Company may reasonably request in connection with the transactions contemplated by this Agreement.

       Section 7.3. Conditions Precedent to Obligations of Parent and Merger Subsidiary.

          The obligations of Parent to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions precedent:

          (a) there shall have occurred no material adverse change in the business, financial condition or results of operations of the Company Group from the date hereof to the Effective Time;

          (b) the representations and warranties of the Company contained in
Article V shall be true and correct in all respects (as to representations and warranties qualified or limited by the term "Material Adverse Effect," the word "material," or phrases of like import), and in all material respects (as to representations and warranties not so limited or qualified) when made and at and as of the Effective Time with the same force and effect as if those representations and warranties had been made at and as of such time except (i) to the extent such representations and warranties speak as of a specified earlier date, and (ii) as otherwise contemplated or permitted by this Agreement;

          (c) The Company shall, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by it on or before the Effective Time;

          (d) Parent shall have received a certificate of the President or any Vice President of the Company, in form satisfactory to counsel for Parent, certifying fulfillment of the matters referred to in paragraphs (a) through (c) of this Section 7.3;

          (e) all proceedings, corporate or other, to be taken by the Company in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Parent and Parent's counsel, and the Company shall have made available to Parent for examination the originals or true and correct copies of all documents that Parent may reasonably request in connection with the transactions contemplated by this Agreement;

          (f) the holders of not more than 10% of the shares of Company Common Stock entitled to vote at the Special Meeting shall have provided written notice of their intent to demand payment pursuant to Section 13.1-733 of the VSCA;

          (g) Parent shall have received each of the accountants' letters contemplated by Section 6.10 hereof to be received by it; and

          (h) Parent shall be satisfied, in its sole and absolute discretion, with its due diligence investigation of the Company's business, financial condition, results of operations and prospects.

                                  ARTICLE VIII

                         TERMINATION; AMENDMENT; WAIVER

       Section 8.1. Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time notwithstanding approval thereof by the shareholders of the Company, but prior to the Effective Time:

          (a) by mutual written consent of the Company and Parent;

          (b) by the Company or Parent, if the Effective Time shall not have occurred on or before September 30, 2001 (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or has resulted in the failure of the Effective Time to occur on or before such date);

          (c) by the Company if there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement or the Plan of

Merger, which breach has not been cured within ten business days following receipt by the breaching party of notice of such breach;

          (d) by Parent if (i) the transactions contemplated in this Agreement and the Plan of Merger shall have been voted on by holders of Company Common Stock at a meeting duly convened therefor, and the votes shall not have been sufficient to satisfy the condition set forth in Section 7.1(a) hereof, (ii) there has been a material breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or the Plan of Merger, which breach has not been cured within ten business days following receipt by the breaching party of notice of such breach; or (iii) the Board of Directors of the Company should fail to recommend to its shareholders approval of the transactions contemplated by this Agreement and the Plan of Merger or such recommendation shall have been made and subsequently withdrawn;

          (e) by the Company if, prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide proposal with respect to the acquisition of all of the Company's outstanding capital stock, or all or substantially all of the Company's assets, that the Board of Directors of the Company believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to the shareholders of the Company than the proposal set forth in this Agreement and the Plan of Merger (a "Superior Proposal"); provided, that Parent does not make, within five business days of receiving notice of such third party proposal, an offer that the Board of Directors of the Company believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the Company's shareholders as such Superior Proposal;

          (f) by Parent in the event that the Company's aggregate costs and expenses (including, without limitation, expert and consulting fees, remediation costs, attorneys' fees, penalties and fines) associated with the Company's performance of the covenant set forth in Section 6.14 hereof exceeds $200,000; or

          (g) by the Company or Parent, if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable.

       Section 8.2. Effect of Termination. If this Agreement is so terminated and the Merger is not consummated, this Agreement shall forthwith become void and have no effect, without any liability on the part of either party or its directors, officers or shareholders, other than the provisions of Section 6.4(b), this Section 8.2, Section 8.3 and Section 9.9.

       Section 8.3.  Termination Fee.

          (a) If this Agreement is terminated (i) by Parent pursuant to Section 8.1(b) hereof, and the failure of the Effective Time to occur has been caused by or is attributable to any failure (other than a willful failure) by the Company to fulfill any of its obligations under this Agreement, or (ii) by Parent pursuant to Section 8.1(d)(ii) hereof (other than in connection with a willful breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or the Plan of Merger), and in either case if the Company is not entitled to terminate this Agreement by reason of Section 8.1(c) hereof, then Parent will be entitled to pursue its remedies at law or in equity against the Company; provided, however, the parties hereto agree that Parent shall only be entitled to recover in any such proceeding its proven actual damages, not to exceed $250,000.

          (b) If this Agreement is terminated (i) by Parent pursuant to Section 8.1(b) hereof, and the failure of the Effective Time to occur has been caused by or is attributable to any willful failure of the Company to fulfill any of its obligations under this Agreement, (ii) by Parent pursuant to Section 8.1(d)(ii) hereof in connection with a willful breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or the Plan of Merger, (iii) by Parent pursuant to Section 8.1(d)(i) or 8.1(d)(iii) hereof, or
(iv) by the Company pursuant to Section 8.1(e) hereof, and in each case if the Company is not entitled to terminate this Agreement by reason of Section 8.1(c) hereof, then the Company shall promptly (and in any event within two days of receipt by the Company of written notice from Parent) pay to Parent (by wire transfer of immediately available funds to an account designated by Parent) a termination fee of $1,000,000 plus all out-of-pocket expenses (including all fees and expenses of its counsel, advisors, accountants and consultants) incurred by Parent or on its behalf in connection with the transactions contemplated in this Agreement.

          (c) If this Agreement is terminated by the Company (i) pursuant to
Section 8.1(b) hereof, and the failure of the Effective Time to occur has been caused by or is attributable to any failure (other than a willful failure) by Parent to fulfill any of its obligations under this Agreement, or (ii) pursuant to Section 8.1(c) hereof (other than in connection with a willful breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement or the Plan of Merger), and in each case if Parent is not entitled to terminate this Agreement by reason of Section 8.1(d)(ii) hereof, then the Company will be entitled to pursue its remedies at law or in equity against Parent; provided, however, the parties hereto agree that the

Company shall only be entitled to recover in any such proceeding its proven actual damages, not to exceed $250,000.

          (d) If this Agreement is terminated by the Company (i) pursuant to
Section 8.1(b) hereof, and the failure of the Effective Time to occur has been caused by or is attributable to any willful failure of Parent to fulfill any of its obligations under this Agreement, or (ii) pursuant to Section 8.1(c) hereof in connection with a willful breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement or the Plan of Merger, and in either case if Parent is not entitled to terminate this Agreement by reason of
Section 8.1(d)(ii) hereof, then Parent shall promptly (and in any event within two days of receipt by Parent of written notice from the Company) pay to the Company (by wire transfer of immediately available funds to an account designated by the Company) a termination fee of $1,000,000 plus all out-of-pocket expenses (including all fees and expenses of its counsel, advisors, accountants and consultants) incurred by the Company or on its behalf in connection with the transactions contemplated in this Agreement.

          (e) If this Agreement is terminated pursuant to Sections 8.1(a), (f) or (g) hereof, each of the parties hereto shall pay their respective out-of-pocket expenses (including all fees and expenses of the respective counsel, advisors, accountants and consultants) incurred in connection with the transactions contemplated in this Agreement.

          (f) This Section 8.3 shall be the sole remedy of the parties hereto in the event of any termination of this Agreement.

       Section 8.4. Amendment. This Agreement and the Plan of Merger may be amended by action taken by both Parent and the Company at any time before or after approval of the transactions contemplated herein by the shareholders of the Company but, after any such approval, no amendment shall be made that would have any of the effects specified in VSCA Section 13.1-718(I) without the approval of the shareholders affected thereby. This Agreement may not be amended except by an instrument in writing signed on behalf of both of the parties hereto.

       Section 8.5. Extension; Waiver. At any time prior to the Effective Time, either party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party hereto or
(c) waive compliance with any of the agreements or conditions contained herein by the other party hereto. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                                  MISCELLANEOUS

       Section 9.1. Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time.

       Section 9.2. Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.4(b) hereof, all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

       Section 9.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                  if to Parent:

                          Smithfield Foods, Inc.
                          200 Commerce Street
                          Smithfield, Virginia 23430
                          Attention:   Michael H. Cole, Esq.
                                       Secretary and Associate General Counsel
                          Facsimile: (757) 365-3025

                  with a copy to:

                          Hunton & Williams
                          Riverfront Plaza, East Tower
                          951 East Byrd Street
                          Richmond, Virginia 23219-4074
                          Attention:  Gary E. Thompson, Esq.
                          Facsimile:  (804) 788-8218

                  if to the Company:

                          The Smithfield Companies, Inc.
                          311 County Street
                          Portsmouth, Virginia 23704
                          Attention:    Richard S. Fuller
                                        President and Chief Executive Officer
                          Facsimile:  (757) 399-0916

                  with a copy to:

                          Edmunds & Williams, P.C.
                          800 Main Street
                          P.O. Box 958
                          Lynchburg, Virginia 24505
                          Attention:  Bernard C. Baldwin, III, Esq.
                          Facsimile:  (804) 846-0337


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

       Section 9.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

       Section 9.5. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

       Section 9.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, the persons described in Sections 6.8 and 6.12 hereof are intended beneficiaries of such Sections.

       Section 9.7. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

       Section 9.8. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

       Section 9.9. Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated (including, without limitation, legal and accounting fees).

       Section 9.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                  [Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                          SMITHFIELD FOODS, INC.


                          By: /s/ C. LARRY POPE
                              ----------------------------------
                          Name: C. Larry Pope
                          Its:  Vice President and Chief
                                Financial Officer


                          TSCI ACQUISITION, INC.


                          By: /s/ C. LARRY POPE
                              ----------------------------------
                          Name: C. Larry Pope
                          Its:  Vice President and Chief
                                Financial Officer


                          THE SMITHFIELD COMPANIES, INC.


                          By: /s/ RICHARD S. FULLER
                              ----------------------------------
                          Name: Richard S. Fuller
                          Its:  President

                                                                     APPENDIX B

                   [Letterhead of Ewing Monroe Bemiss & Co.]

April 30, 2001

Board of Directors
The Smithfield Companies, Inc.
311 County Street
Portsmouth, VA 23704

Gentlemen:

  You have asked that Ewing Monroe Bemiss & Co. ("EMB&Co.") render an opinion (the "Opinion") as to the fairness, from a financial point of view, to the shareholders of The Smithfield Companies, Inc. (the "Company"), of the consideration (the "Consideration") to be paid by Smithfield Foods, Inc. ("Smithfield Foods") in connection with the merger (the "Merger") of a wholly-owned subsidiary of Smithfield Foods into the Company pursuant to the draft Agreement and Plan of Merger dated April 24, 2001.

  As part of our investment banking business, EMB&Co. regularly engages in the valuation of private and publicly-traded companies and debt and equity securities thereof, in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes.

  In arriving at our Opinion, we have taken into account such financial and other factors as we considered relevant and performed such investigations and analyses as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  (i) reviewed the Agreement and Plan of Merger and related ancillary documents;

  (ii) reviewed the audited financial statements of the Company for the fiscal years ended March 31, 1996 through 2000; the unaudited financial statements of the Company for the fiscal year ended March 31, 2001; the audited financial statements of Smithfield Foods for the fiscal year ended April 30, 2000; and the unaudited financial statements of Smithfield Foods for the nine month period ended January 28, 2001;

  (iii) reviewed such internally prepared financial and operating information developed by the management of the Company as we deemed relevant;

  (iv) discussed the business and operations, assets, financial condition and future prospects of the Company with the senior management of the Company;

  (v) compared the Company from a financial point of view with certain other publicly-traded companies in the same industry category as the Company, and reviewed the historical performance of, and current market conditions for, the common stock of the Company in relation to those other companies;

  (vi) considered the terms of the Merger in light of the terms of certain recent business merger and acquisition transactions involving companies which we deemed similar to the Company;

  (vii) considered the future prospects of the Company, prepared discounted cash flow analyses and compared the Consideration to the discounted present value of the cash flows that the Company could reasonably expect to generate in the future;

Board of Directors
The Smithfield Companies, Inc.
April 30, 2001
Page 2


  (viii) participated in discussions and negotiations among representatives of the Company and Smithfield Foods and their legal advisors; and

  (ix) performed such other investigations and analyses, and considered such other factors, as we deemed appropriate and relevant.

  In arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the information that has been provided to us by the management of the Company or that we have obtained from public sources. We have not attempted independently to verify any such information, nor have we conducted an appraisal of the assets or liabilities of the Company, nor have we been given any such appraisals.

  This Opinion is based on economic, market and other conditions as they exist, and can be evaluated, as of the date of this letter. Because subsequent developments may affect this Opinion, we understand that you may ask that we update, revise or reaffirm this Opinion at a later date. We do not hereby express, nor will we subsequently express, any opinion as to the price at which the common stock of the Company may trade at any time in the future.

  This Opinion is for the benefit of the Directors of the Company in connection with their evaluation of the Merger. This Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Merger. We hereby express no recommendation as to how the shareholders of the Company should vote at any shareholders' meeting in connection with the Merger.

  Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of the Company.

                                          Sincerely,

                                          Ewing Monroe Bemiss & Co.

                                                    /s/ Mary A. Bacon
                                          By: _________________________________
                                                      Mary A. Bacon
                                                    Managing Director

Board of Directors
The Smithfield Companies, Inc.
April 30, 2001
Page 3


This Opinion is for the benefit of the Directors of the Company in connection with their evaluation of the Merger. This Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Merger. We hereby express no recommendation as to how the shareholders of the Company should vote at any shareholders' meeting in connection with the Merger.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of the Company.


                                                    Sincerely,

                                                    EWING MONROE BEMISS & CO.


                                                       /s/ Mary A. Bacon

                                                     By:   Mary A. Bacon
                                                           Managing Director

                                                                     APPENDIX C

                          [Form of Voting Agreement]

                                                                 April 30, 2001

Board of Directors
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

                          Agreement to Vote Shares of
                        The Smithfield Companies, Inc.

Gentlemen:

  I, the undersigned shareholder of The Smithfield Companies, Inc. (the "Company"), to induce Smithfield Foods, Inc. ("Parent") to enter into the
Agreement and Plan of Merger, dated as of      , 2001, by and among Parent,
TSCI Acquisition, Inc. and the Company (the "Agreement"), hereby agree as follows:

  (a) to vote all shares of Company Common Stock over which I exercise voting control (the "Shares") for approval of the Agreement at the Special Meeting;

  (b) that I will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer (including any transfer by operation of law or by will or by the laws of descent and distribution) any of my voting rights with respect to the Shares, except to a person who is a party to a voting agreement with Parent in the form of this letter agreement;

  (c) irreparable damage would occur in the event any of the provisions of this agreement were not performed in accordance with the terms hereof and Parent shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity;

  (d) this agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the successors, assigns, heirs, executors and personal representatives (as applicable) of the parties hereto;

  (e) this agreement will be governed by and construed in accordance with the laws of the Commonwealth of Virginia regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof;

  (f) capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement; and

Board of Directors
The Smithfield Companies, Inc.
April 30, 2001
Page 2


  (g) this agreement shall automatically terminate upon the termination (prior to Closing) of the Agreement pursuant to Section 8.1 thereof and the payment of any amounts payable by the Company to Parent pursuant to Section 8.3 of the Agreement.

                                          Very truly yours,


                                          Signed: _____________________________

                                          Print Name: _________________________
Dated: April 30, 2001

                                                                     APPENDIX D

                        Virginia Stock Corporation Act
                                  Article 15.
                              Dissenters' Rights.

  (S) 13.1-729. Definitions.

  In this article:

  "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

  "Dissenter" means a shareholder who is entitled to dissent from corporate action under (S) 13.1-730 and who exercises that right when and in the manner required by (S)(S) 13.1-732 through 13.1-739.

  "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

  "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

  "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

  "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

  "Shareholder" means the record shareholder or the beneficial shareholder.

  (S) 13.1-730. Right to dissent.

  A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

    1. Consummation of a plan of merger to which the corporation is a party
  (i) if shareholder approval is required for the merger by (S) 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under (S) 13.1-719;

    2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

    4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

  C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

    1. The articles of incorporation of the corporation issuing such shares provide otherwise;

    2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

      a. Cash;

      b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

      c. A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

    3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in (S) 13.1-725.

  D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

    1. The proposed corporate action is abandoned or rescinded;

    2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

    3. His demand for payment is withdrawn with the written consent of the corporation.

  E. Notwithstanding any other provision of this article, no shareholder of a corporation located in a county having a county manager form of government and which is exempt from income taxation under (S) 501 (c) or (S) 528 of the Internal Revenue Code and no part of whose income inures or may inure to the benefit of any private share holder or individual shall be entitled to dissent and obtain payment for his shares under this article.

  (S) 13.1-731. Dissent by nominees and beneficial owners.

  A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

  B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

    1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

  (S) 13.1-732. Notice of dissenters' rights.

  A. If proposed corporate action creating dissenters' rights under (S) 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

  B. If corporate action creating dissenters' rights under (S) 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in (S) 13.1-734.

  (S) 13.1-733. Notice of intent to demand payment.

  A. If proposed corporate action creating dissenters' rights under (S) 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

  B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

  (S) 13.1-734. Dissenters' notice.

  A. If proposed corporate action creating dissenters' rights under (S) 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of (S) 13.1-733.

  B. The dissenters' notice shall:

    1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

    2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

    4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

    5. Be accompanied by a copy of this article.

  (S) 13.1-735. Duty to demand payment.

  A. A shareholder sent a dissenters' notice described in (S) 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of (S) 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

  B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

  C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

  (S) 13.1-736. Share restrictions.

  A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

  B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

  (S) 13.1-737. Payment.

  A. Except as provided in (S) 13.1-738, within thirty days after receipt of a payment demand made pursuant to (S) 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

  B. The payment shall be accompanied by:

    1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

    3. A statement of the dissenters' right to demand payment under (S) 13.1-739; and

    4. A copy of this article.

  (S) 13.1-738. After-acquired shares.

  A. A corporation may elect to withhold payment required by (S) 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

  B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under (S) 13.1-739.

  (S) 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

  A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under (S) 13.1-737), or reject the corporation's offer under (S) 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under (S) 13.1-737 or offered under (S) 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

  B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

  (S) 13.1-740. Court action.

  A. If a demand for payment under (S) 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

  E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under (S) 3.1-738.

  (S) 13.1-741. Court costs and counsel fees.

  A. The court in an appraisal proceeding commenced under (S) 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under (S) 13.1-739.

  B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

    1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of (S)(S) 13.1-732 through 13.1-739; or

  2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

  C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

  D. In a proceeding commenced under subsection A of (S) 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         ss. 13.1-740. Court action.

         A. If a demand for payment under ss. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

         E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss. 13.1-738.

         ss. 13.1-741. Court costs and counsel fees.

         A. The court in an appraisal proceeding commenced under ss. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under ss. 13.1-739.

         B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

         1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss.ss.13.1-732 through 13.1-739; or

         2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

         C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         D. In a proceeding commenced under subsection A of ss. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                         THE SMITHFIELD COMPANIES, INC.

          This Proxy is solicited on behalf of the Board of Directors

  The undersigned hereby appoints RICHARD S. FULLER and PETER D. PRUDEN, III, and each of them, as Proxies (and if the undersigned is a Proxy, as substitute Proxy), each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated below, all shares of common stock
of The Smithfield Companies, Inc. held of record by the undersigned on      ,
2001, at a Special Meeting of Shareholders to be held on      , 2001, or any
adjournments thereof.

       Please mark your vote as in this example using dark ink only [X].

1. To approve the Agreement and Plan of Merger, dated as of April 30, 2001, by and among The Smithfield Companies, Inc., Smithfield Foods, Inc. and a wholly-owned subsidiary of Smithfield Foods, Inc., providing for the merger of the wholly-owned subsidiary of Smithfield Foods, Inc. with and into The Smithfield Companies, Inc. as described in the proxy statement.

  [_]  FOR                 [_] AGAINST                 [_] ABSTAIN

       The Board of Directors recommends a vote "FOR" the above proposal.

2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the special meeting.

  This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted for Proposal 1 above, and if any other business is presented at such meeting, this Proxy will be voted by those named in the Proxy in their best judgment.

                  [The Smithfield Companies, Inc. letterhead]

                                                                         , 2001

To: Participants in The Smithfield Companies, Inc. Employee Stock Ownership
Plan

  Enclosed are proxy materials for use in connection with The Smithfield
Companies, Inc.'s special meeting of shareholders to be held on      , 2001.
Also enclosed are the instructions for Wachovia Bank, N.A. to vote the shares of The Smithfield Companies, Inc. common stock allocated to your account in The Smithfield Companies, Inc. Employee Stock Ownership Plan (the "Plan"). It is important that you instruct Wachovia Bank, the trustee of the Plan, to vote the shares allocated to your Plan account by completing and returning the enclosed instructions. All voting instructions given to Wachovia Bank will be confidential.

  To be effective, your voting instructions must be received by Wachovia Bank
by the close of business (4:00 p.m. EDT) on      , 2001. If you do not direct
the vote of the shares of common stock allocated to your Plan account, Wachovia Bank will not vote those shares. You may revoke your voting instructions by delivering a written notice of revocation to Wachovia Bank at
the address below by the close of business (4:00 p.m. EDT) on      , 2001. Any
notice of revocation must be timely, contain your name, your social security number and be signed and dated.

                              Wachovia Bank, N.A.

                               ----------------

                               ----------------

  As a participant in the Plan, you are invited to attend the special meeting
of shareholders of The Smithfield Companies, Inc. to be held at            on
          , 2001, at : a.m. If you plan to attend the meeting and have not otherwise received an admission card, you may request an admission card by contacting our corporate office in Portsmouth, Virginia at (757) 399-3100.

                                          Sincerely,

                                          Peter D. Pruden, III
                                          Secretary

                 PLEASE MARK THE ENCLOSED VOTING INSTRUCTIONS
              AND MAIL TO WACHOVIA BANK IN THE ENVELOPE PROVIDED.

                              VOTING INSTRUCTIONS

TO: WACHOVIA BANK, N.A.
    Trustee of The Smithfield Companies, Inc. Employee Stock Ownership Plan

  With respect to the shares of common stock of The Smithfield Companies, Inc. allocated to my account in The Smithfield Companies, Inc. Employee Stock Ownership Plan, you are directed to sign and forward a proxy in the form being solicited by the board of directors of The Smithfield Companies, Inc. to instruct the persons named therein, or their substitutes, to vote in accordance with the proxy statement as designated below.

  The board of directors unanimously recommends a vote FOR the following proposal:

  1. To approve the Agreement and Plan of Merger, dated as of April 30, 2001, by and among The Smithfield Companies, Inc., Smithfield Foods, Inc. and a wholly-owned subsidiary of Smithfield Foods, Inc., providing for the merger of the wholly-owned subsidiary of Smithfield Foods, Inc. with and into The Smithfield Companies, Inc. as described in the proxy statement.

  [_] FOR                     [_] AGAINST                     [_] ABSTAIN

                                  PLEASE MARK
                             CHOICE LIKE THIS [X]

Signature ___________________________     Date __________________________, 2001

          PLEASE MAIL THESE INSTRUCTIONS IN THE ENCLOSED POSTAGE PAID
                          ENVELOPE TO WACHOVIA BANK.